Exhibit 2.1

EXECUTION COPY

AMENDED & RESTATED PURCHASE AGREEMENT

By and among

SCHLUMBERGER ELECTRICITY, INC.,

SCHLUMBERGER TECHNOLOGY CORPORATION,

SCHLUMBERGER CANADA LIMITED,

BVI HOLDINGS LIMITED,

AXALTO S.A.,

SCHLUMBERGER B.V.

And

ITRON, INC.

ITRON CANADA, INC.

ITRON FRANCE

As of July 1, 2004

i

3.15 Government Contracts	39

3.16 Orders and Warranties	39

3.17 Accounts Receivable	40

3.18 Inventory	40

3.19 Condition of Transferred Assets	40

3.20 Environmental Matters	40

3.21 Litigation	40

3.22 Finders Fee	41

3.23 Books and Records	41

3.24 Transactions with Affiliates	41

3.25 Registration with Respect to QST	41

3.26 Residency	41

3.27 Sufficiency of Stock and Transferred Assets	41

3.28 Competition Act	42

3.29 French Eligible Employees	42

3.30 Name Change	42

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS	42

4.1 Organization of the Purchasers	42

4.2 Authority of the Purchasers	42

4.3 Consents and Approvals; No Violations	43

4.4 Financial Ability	43

4.5 Brokers	43

4.6 Disclaimer Regarding Estimates and Projections	43

4.7 Litigation	44

4.8 No Knowledge of Misrepresentations or Omissions	44

4.9 Purchase for Investment	44

4.10 Goods and Services Tax/Harmonized Sales Tax	44

ARTICLE V COVENANTS	44

5.1 Certain Agreements	44

5.2 Further Assurances	44

5.3 Conduct of the Business	44

5.4 Access to Information	47

5.5 Regulatory Issues	48

5.6 Approvals and Consents	49

5.7 Public Announcements	50

5.8 Employees	50

5.9 Taxes of Non-U.S. Seller Group	55

5.10 Tax Returns	55

5.11 Tax Contests	56

5.12 Signage and Labels	57

5.13 Intentionally Omitted	57

5.14 Transfer and Sales Taxes	57

5.15 Xcel Litigation and the Oconee Environmental Remediation	58

5.16 Intentionally Omitted	58

5.17 Canadian Tax Elections	58

5.18 GST and QST	58

5.19 Section 338(h)(10) Elections	59

5.20 Covenants Not to Compete or Solicit	59

5.21 Offering Information	59

5.22 Cooperation with Itron's 8-K	60

5.23 Cooperation with Financing	60

5.24 Receivables From Affiliates	61

5.25 Payables to Affiliates	61

5.26 Covenanting Parties	61

5.27 Shutdown Costs	62

5.28 Intentionally Omitted	62

5.29 French Employees	62

ARTICLE VI CONDITIONS TO CLOSING	62

6.1 Conditions to Each Party’s Obligations to Closing	62

6.2 Conditions to the Obligations of the Company, the Joint Venture and the Seller Group	62

6.3 Conditions to the Obligations of the Purchasers	63

ARTICLE VII INDEMNIFICATION	65

7.1 Indemnification	65

7.2 Procedure	69

7.3 Tax Indemnity	71

7.4 Mitigation; Exclusivity of Remedy	71

7.5 Multiple Breaches From Same Facts	72

7.6 Other Limitations on Liability	72

7.7 Purchase Price Adjustments	72

7.8 New SLB Mexico Indemnification	72

ARTICLE VIII GENERAL PROVISIONS	72

8.1 Termination	72

8.2 Notices	74

8.3 Validity	75

8.4 Execution in Counterparts; Facsimile Signatures	75

8.5 Governing Law; Waiver of Trial by Jury	75

8.6 Parties in Interest	75

8.7 Expenses	76

8.8 No Implied Representation; Survival	76

8.9 Titles and Headings	76

8.10 Schedules and Exhibits	76

8.11 Assignment	76

8.12 Entire Agreement; Amendments; Extension; Waiver	76

8.13 Specific Performance	77

8.14 Bulk Transfer Laws	77

8.15 WARN Act	77

8.16 Amendment	77

v

Exhibits

Exhibit A	Forms of Bills of Sale and Assumption Agreements
Exhibit B	Eligible Employees
Exhibit C	Form of Opinion of Counsel to Purchasers
Exhibit D	Form of Purchasers’ Officer’s Certificate
Exhibit E	Form of Transition Services Agreement
Exhibit F	Intentionally Omitted
Exhibit G	Opinions of Counsels to Seller Group
Exhibit H	Form of Seller Group and Company Officer’s Certificate
Exhibit I	Form of Oconee Environmental Remediation Agreement
Exhibit J	Intentionally Omitted
Exhibit 2.5	Working Capital
Exhibit 4.4	Financing Commitments
Exhibit 5.20	Actaris Protective Covenant
Schedule A	Ancillary Agreements

Disclosure Schedules
Schedule 2.2(a)	Transferred Assets
Schedule 2.2(b)	Excluded Assets
Schedule 2.2(c)	Assumed Liabilities
Schedule 2.2(d)	Apportionment of Partially Assumed and Excluded Liabilities
Schedule 3.1(a)	Subsidiaries of the Company
Schedule 3.1(c)	Subsidiaries of the Joint Venture
Schedule 3.4(a)	Financial Statements
Schedule 3.5	Absence of Certain Events
Schedule 3.8(a)(i)	Real Property
Schedule 3.8(a)(ii)	Property Leases in Breach/Default
Schedule 3.8(b)	Encumbrances
Schedule 3.9(a)	Owned Intellectual Property
Schedule 3.9(b)	Pending Actions
Schedule 3.9(d)	Licenses
Schedule 3.10(a)	Labor Matters
Schedule 3.10(b)	Collective Bargaining Agreements
Schedule 3.11(a)	Employee Plans
Schedule 3.11(b)	Title IV Plans
Schedule 3.11(g)	Employment Actions
Schedule 3.11(h)	Payments to Employees
Schedule 3.11(i)	Reportable Events with respect to Title IV Plan
Schedule 3.11(m)	Post-Employment and Post-Termination Obligations
Schedule 3.12	Material Contracts
Schedule 3.14	Bank Accounts
Schedule 3.16	Orders and Warranties

Schedule 3.20	Environmental Matters
Schedule 3.21	Litigation
Schedule 3.24	Transactions with Affiliates
Schedule 3.27	Assets and Services Not Included
Schedule 4.11	Representations and Warranties with Respect to New SLB Mexico
Schedule 5.3(a)(vii)	Budget
Schedule 5.8(a)	Employee Plans

AMENDED & RESTATED PURCHASE AGREEMENT

This AMENDED & RESTATED PURCHASE AGREEMENT (this “Agreement”), dated July 1, 2004, by and among Schlumberger Technology Corporation, a Texas corporation (“STC”), Schlumberger Electricity, Inc., a Delaware corporation (the “Company”), Schlumberger B.V., a company organized and existing under the laws of the Netherlands (“Holdings”), Schlumberger Canada Limited, a corporation incorporated under the laws of Ontario (“Schlumberger Canada”), BVI Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (“BVI”), Axalto S.A., a French corporation (“Schlumberger France”) and Itron, Inc., a Washington corporation (“Itron”), Itron Canada, Inc., a corporation incorporated under the laws of Canada (“Itron Canada”) and Itron France, a French corporation (“Itron France”).

RECITALS

A. WHEREAS, the parties hereto, Schlumberger Distribucion S.A. de C.V., a Mexican corporation (“Distribucion”), Schlumberger Servicios S.A. de C.V., a Mexican corporation (“Servicios”) and Silicon Energy Corp. (BVI) Ltd., a company organized and existing under the laws of the British Virgin Islands entered into that certain Purchase Agreement, dated July 16, 2003, as amended (the “Original Purchase Agreement”), and they desire to amend and restate the Original Purchase Agreement in its entirety as set forth herein;

B. WHEREAS, the Company acquired 49,999 shares of the capital stock of Electricity Metering Distribucion S.A. de C.V., a Mexican corporation (“New Distribucion”) pursuant to that certain Stock Purchase Agreement, dated June 4, 2004, between the Company and Itron;

C. WHEREAS, the Company acquired 49,999 shares of the capital stock of Electricity Metering Servicios S.A. de C.V., a Mexican corporation (“New Servicios” and together with New Distribucion, “New SLB Mexico”) pursuant to that certain Stock Purchase Agreement, dated June 4, 2004, between the Company and Itron;

D. WHEREAS, the assets, properties, rights, claims, obligations and liabilities of Distribucion that are related exclusively to the Business were transferred to New Distribucion pursuant to an Asset Purchase Agreement between Distribucion and New Distribucion, dated June 30, 2004;

E. WHEREAS, the assets, properties, rights, claims, obligations and liabilities of Servicios that are related exclusively to the Business were transferred to New Servicios pursuant to that certain Substitution Agreement between Servicios and New Servicios, dated June 30, 2004; and

F. WHEREAS, the Purchasers desire to purchase substantially all of the Business held by the Seller Group from the Seller Group in a transaction that includes the acquisition by the Purchasers of (i) all of the U.S. Stock of the Company (the “U.S. Stock Sale”) from STC, (ii) all of the Taiwan Stock of the Joint Venture from BVI (the “Taiwan Stock Sale” and, together with the U.S. Stock Sale, the “Stock Sale”) and (iii) certain of the assets, properties, rights, claims, obligations and liabilities relating to the Non-U.S. Business owned by the Non-U.S. Seller Group, (the “Asset Sale” and, together with the Stock Sale, the “Transaction”), all in the manner and subject to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

DEFINITIONS/INTERPRETATION

(a) In addition to the other words and terms defined elsewhere in the Agreement, as used in this Agreement, the following words and terms have the meanings specified or referred to below:

“‘621 Patent” means United States Patent No. 5,457,621.

“Accounts Receivable” has the meaning specified in Section 3.17.

“Actaris Agreement” means the Master Agreement relating to the Sale and Purchase of Assets and Shares, dated July 26, 2001 between Schlumberger BV and LBO France Gestion.

“Adjusted Balance Sheet” has the meaning specified on Exhibit 2.5.

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned Person.

“Agreement” has the meaning specified in the recitals hereto.

“Allocation” has the meaning specified in Section 2.3(a).

“Amended and Restated Technology Transfer and License Agreement” means the Amended and Restated Technology Transfer and License Agreement by and between the Company and Atos, dated as of May 31, 2004.

“Amendment and Termination of Manufacturing and Support Services Agreement” means the Amendment and Termination of Manufacturing and Support Services Agreement by and between the Company and Atos, dated as of May 31, 2004.

“Ancillary Agreements” means the other documents to be executed pursuant to this Agreement and set forth on Schedule A.

“Asset Sale” has the meaning specified in the recitals hereto.

“Assumed Contracts” has the meaning specified in Section 2.2(a)(iv).

“Assumed Liabilities” has the meaning specified in Section 2.2(c).

“Atos” means Atos Origin IT Services, Inc. (formerly known as SchlumbergerSema, Inc. and Schlumberger Resource Management Services, Inc.).

“Base Period Net Working Capital” has the meaning specified in Exhibit 2.5.

“Basket” has the meaning specified in Section 7.1(c)(i)(B).

“Business” means solely the design and manufacture of electricity meters and systems, automatic meter reading products and components, and electricity instrument transformers by the Company in the United States and its Affiliates in Taiwan, Canada, France and Mexico and the sale and distribution of such electricity meters and systems, automatic meter reading products and components, and electricity instrument transformers worldwide, including, without limitation, the Non-U.S. Business.

“Business Day” means any day that is not Saturday, Sunday or a day on which the banks in New York, New York are required or permitted to be closed.

“BVI” means BVI Holdings Limited.

“Cap” has the meaning specified in Section 7.1(c)(i)(C).

“Certificate” has the meaning specified in Section 2.5(a)(i).

“Claims” has the meaning specified in Section 8.5.

“Closing” has the meaning specified in Section 2.4.

“Closing Balance Sheet” has the meaning specified in Section 2.5(a)(i).

“Closing Date” has the meaning specified in Section 2.4.

“Closing Net Working Capital” has the meaning specified in Exhibit 2.5.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Company” means Schlumberger Electricity, Inc.

“Company Plan” has the meaning specified in Section 5.8(b)(v).

“Competition Act” means the Competition Act (Canada), as amended.

“Competition Bureau” means the Canadian Competition Bureau under the Competition Act.

“Condition Losses” has the meaning specified in Section 8.1(a)(iv).

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated February 6, 2003 between Itron and the Company.

“Contract” means all contracts, agreements, options, leases, licenses, sales and accepted purchase orders, commitments (including Outstanding Bids) and all other instruments of any kind, whether written or oral, which relate to the Business and to which STC, the Non-U.S. Affiliates, the Joint Venture or the Company is a party or is otherwise bound by on the Closing Date, including the Material Contracts.

“Contribution Agreement” has the meaning specified in Section 3.9(f).

“Damages” means, collectively, any damage, loss, Liability, claim, judgment, settlement, fine, cost or expense (including, without limitation, penalties). For the avoidance of doubt, “Damages” is not limited to matters asserted by third parties, but includes Damages incurred or sustained by an Indemnified Party in the absence of third party claims.

“Deadline Date” has the meaning specified in Section 8.1(a)(ii).

“Direct Claim” has the meaning specified in Section 7.2(a).

“Disclosure Schedules “ means the Amended and Restated Disclosure Schedules dated as of the date hereof and attached hereto.

“Distribucion” has the meaning specified in the recitals hereto.

“DOJ” has the meaning specified in Section 5.5(a)(ii).

“DOL” means the United States Department of Labor.

“Eligible Employees” has the meaning specified in Section 5.8(a).

“Elster” means Elster Electricity, LLC, a Delaware limited liability company, or any successor or assignee of Elster Electricity, LLC with respect to one or more of the patents in issue in the Patent Infringement Case or the Related Patents.

“Employee Plan” means any pension, retirement, profit-sharing, deferred compensation, stock purchase, stock option, change in control, restricted stock, phantom stock, equity-related award, bonus or incentive plan, any medical, vision, dental or other health plan, any life insurance plan, vacation, severance, fringe benefit, salary continuation, sick leave, employee loan, disability or other employee benefit plan, program, policy or arrangement, whether written or unwritten, domestic or foreign (including, without limitation, any “employee benefit plan” as defined in Section 3(3) of ERISA) (a) which the Company or any of the Non-U.S. Affiliates sponsors, maintains or contributes to, (b) which covers any current or former officer, director, employee, agent or independent contractor of the Company or the Non-U.S. Business (or any dependent or beneficiary of any such individual) or (c) with respect to which the Company or any of the Non-U.S. Affiliates has (or could have) any expense, obligation or Liability.

“Encumbrance” means any lien, claim, charge, security interest, mortgage, hypothecation, encumbrance, or other restriction on transfer or pledge.

“Environmental Law” means any law, statute, regulation, by-law, code, license, permit, authorization, certificate of authorization, order, decree, policy, judgment, decision, order in council or injunction from any Governmental Body (i) governing the protection of the environment, (including air, water, soil and natural resources) or (ii) the use, storage, handling, release, transportation, manufacture, treatment, generation, remediation or disposal of Hazardous Substances, in each case as presently in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and the rulings issued thereunder.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with the Company is (or at the relevant time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Excise Tax Act” means the Excise Tax Act, R.S.C., 1985, c. E-15, together with the regulations promulgated thereunder, as amended or supplemented from time to time.

“Excluded Assets” has the meaning specified in Section 2.2(b).

“Excluded Contracts” has the meaning specified in Section 2.2(b)(i).

“Excluded Liabilities” has the meaning specified Section 2.2(d).

“Extended Deadline Date” has the meaning specified in Section 8.1(a)(ii).

“Financial Statements” has the meaning specified in Section 3.4(a).

“French Eligible Employees” has the meaning specified in Section 3.29.

“FSA” has the meaning specified in Section 5.8(b)(ii).

“FSA Deficit” has the meaning specified in Section 5.8(b)(ii).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Body” means any federal, state, provincial, local or foreign court or tribunal, government, regulatory body, agency or authority.

“Governmental Permits” has the meaning specified in Section 3.7(a)(i).

“GST” means the Goods and Services Tax levied under Subsection 165(1) of the Excise Tax Act.

“Hazardous Substances” means any “pollutant”, “contaminant”, “solid waste”, “hazardous waste”, “hazardous material”, “dangerous good”, toxic substance”, “residual material” or “hazardous substance” under any Environmental Law and regulations promulgated thereunder.

“Holdings” means Schlumberger B.V.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inbound Third Party Licenses” has the meaning specified in Section 3.9(d).

“Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital or operating leases and (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above or any other Person.

“Indemnified Party” has the meaning specified in Section 7.2(a).

“Indemnitor” means any of the Purchasers, STC or Holdings, as applicable, to the extent such Person is obligated under Article VIII to indemnify an Indemnified Party against Damages.

“Independent Accounting Firm” means a nationally recognized accounting firm reasonably acceptable to STC and Itron.

“Investment Act” means the Investment Canada Act, as amended.

“IRS” means the United States Internal Revenue Service.

“Itron” means Itron, Inc.

“Itron Canada” means Itron Canada, Inc.

“Itron France” means Itron France.

“Joint Venture” means Walsin Schlumberger Electricity Measurement Corporation, a corporation organized and existing under the laws of Taiwan, Republic of China.

“Joint Venture Agreement” means the Agreement for the Establishment of a Joint Venture Company in Taiwan, Republic of China dated May 16, 1993, between BVI, Walsin Technology Corporation and Walsin Lihwa Corporation, as amended on December 28, 1993 and as may be further amended from time to time.

“Knowledge” means, with respect to any member of the Seller Group, the actual knowledge of Malcolm Unsworth, Walter Oettl, Bob Burks, Simon Pontin, David Liang, Leonard Pojunas, Jared Serff, Craig Hiteshew and Ron Renzini, without independent investigation. “Knowledge” means, with respect to the Purchasers, the actual knowledge of LeRoy Nosbaum, David Remington, Ranny Dwiggins and Russell Fairbanks, without independent investigation.

“Laws” means any federal, state, provincial, local or foreign law, code, regulation, rule, order, writ, ordinance, permit, license, injunction, judgment, ruling, policy or decree, including,

without limitation, the Fair Labor Standards Act, the HSR Act, the Competition Act, the Investment Act, the Securities Act and similar applicable laws in other jurisdictions, all Environmental Laws and all permitting and approval requirements.

“Leased Real Property” has the meaning specified in Section 3.8(a)(i).

“Liability” means all Indebtedness, obligations and other liabilities of a Person whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Material Adverse Effect” means any circumstance, change or effect that, individually or when taken together with all other circumstances, changes or effects is materially adverse to the Business taken as a whole; provided, however, that the foregoing definition excludes the effects of changes that are generally applicable to (i) the industries and markets in which the Business operates, (ii) the United States economy or securities or capital markets or (iii) the world economy or international securities or capital markets.

“Material Contracts” has the meaning specified in Section 3.12(a).

“Mexican Business” means solely the design and manufacture, sale and distribution of electricity meters and systems, automatic meter reading products and components, and electricity instrument transformers by STC and its Affiliates in Mexico.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“New Distribucion” has the meaning specified in the recitals hereto.

“New Servicios” has the meaning specified in the recitals hereto.

“New SLB Mexico” has the meaning specified in the recitals hereto.

“Non-U.S. Affiliates” means, collectively, Schlumberger Canada, Schlumberger France and New SLB Mexico.

“Non-U.S. Business” means solely the design and manufacture, sale and distribution of electricity meters and systems, automatic meter reading products and components, and electricity instrument transformers by the Non-U.S. Affiliates outside of the United States.

“Non-U.S. Properties” has the meaning specified in Section 2.2(a)(i).

“Non-U.S. Seller Group” means, collectively, Schlumberger Canada and Schlumberger France.

“NT$” means new Taiwan dollars.

“Oconee Environmental Remediation” means the pump and treat groundwater remediation system installed at the Oconee, South Carolina, manufacturing facility and maintained by STC in response to a consent order with the South Carolina Department of Health and Environmental Control.

“Oconee Environmental Remediation Agreement” means the Agreement between STC and the Company, dated as of the Closing Date, in the form of Exhibit I attached hereto.

“Offering” has the meaning specified in Section 5.22.

“Offering Information” has the meaning specified in Section 5.22.

“Original Purchase Agreement” has the meaning specified in the recitals.

“Other Intellectual Property” has the meaning specified in Section 3.9(b).

“Outbound Third Party Licenses” has the meaning specified in Section 3.9(e).

“Outstanding Bid” means any bid, quote or response to a request for proposal or similar process under which any member of the Seller Group or the Company has submitted a response for the supply or service of electricity meters and which has not yet been awarded as of the Closing Date.

“Owned Intellectual Property” has the meaning specified in Section 3.9(b).

“Owned Real Property” has the meaning specified in Section 3.8(a)(i).

“Patent Litigation” means the patent infringement case under Case No. 01-077-SLR in the United States District Court for the District of Delaware initially captioned as ABB Automation Inc. v. Schlumberger Resource Management Services, Inc., and the pending appeal in the United States Court of Appeals for the Federal Circuit (Case No. 04-1052-1066) from that case (together, the “Patent Infringement Case”), including any counterclaims, attorneys’ fees, court costs, expenses of investigation and Damages relating to the Patent Infringement Case, the patent assertions of any patent at issue in the Patent Infringement Case (including, without limitation, Elster’s assertions with respect to the ‘621 Patent) against any of the Seller Group, the Company or their Affiliates and the products related to the Business referenced therein, and any other litigation by Elster against Sellers, the Company or their successors or Affiliates involving both such patents and the products of the Business or any Related Patent. For purposes of this definition, “Related Patent” shall mean a continuation, continuation in part, divisional, reissue or international counterpart of the patents at issue in the Patent Infringement Case. “Damages” relating to the Patent Infringement Case shall include, but not be limited to, any Damages incurred by Purchasers, the Company, or their Affiliates as a result of (i) any Damages arising out of the settlement of Case No. 01-77-SLR before the United States District Court for the District of Delaware, as they relate to the Purchasers, the Company or their Affiliates, whether such Damages arise out of license fees, license conditions, grants of license rights to another party, or any other condition arising out of such settlement as it relates to Purchasers, the Company, or their Affiliates, (ii) the failure of Seller Group to provide a fully paid up, royalty free perpetual and irrevocable licenses to any of the patents that are the subject of the Patent Infringement Case (except for the ‘621 Patent) that will allow the Company to operate the Business in substantially the manner historically operated, or (iii) any Damages incurred by

Purchaser, the Company, or their Affiliates arising out of any actions or claims by Elster against the Purchasers or their customers, the Company or its customers, or their Affiliates or their customers related to both (a) the products of the Business and (b) any of the patents at issue in Patent Infringement Case (including, without limitation, the ‘621 Patent) or any Related Patent.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Encumbrances” means to the extent no enforcement, collection, execution, levy or foreclosure proceeding has commenced: (i) Encumbrances listed in Schedule 3.8(b), (ii) Encumbrances for Taxes, assessments and government charges or levies not yet due and payable for which adequate reserves are maintained on the Financial Statements in conformity with GAAP consistently applied, (iii) servitudes, easements, restrictions, rights-of-way and other similar rights in real property or interest therein, provided the same are not of such nature as to materially adversely affect the use of the property subject thereto, (iv) Encumbrances imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar Encumbrances arising in the ordinary course of business securing obligations that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings (and for which adequate reserves are maintained on the Financial Statements in conformity with GAAP consistently applied, (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations and (vi) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leased statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice.

“Person” means and includes an individual, a partnership, a corporation, a limited liability company, a trust, a joint venture, an unincorporated organization and any Governmental Body.

“Property Leases” means leases, subleases or other documents, instruments and agreements to which the Company or any Non-U.S. Affiliate is a party, whether as lessee, lessor, sublessee or sublessor, pertaining to the current or future use or occupancy of any Leased Real Property, together with all amendments, modifications and supplements thereto.

“Public Software” has the meaning specified in Section 3.9(m).

“Purchase Price” has the meaning specified in Section 2.3(a).

“Purchaser 401(k) Plan” has the meaning specified in Section 5.8(b)(iii).

“Purchaser Indemnified Parties” has the meaning specified in Section 7.1(a).

“Purchasers” means, collectively, Itron, Itron Canada and Itron France.

“QST” means the Québec Sales Tax levied under Title I of the Québec Sales Tax Act.

“Québec Sales Tax Act” shall refer to the Act respecting the Québec Sales Tax, R.S.Q., c. T-0.1, together with the regulations promulgated thereunder, as amended or supplemented from time to time.

“Real Property” has the meaning specified in Section 3.8(a)(i).

“RTEMS” means the radio frequency fixed network solutions business of Atos.

“Sangamo Plan” has the meaning specified in Section 5.8(h).

“Schlumberger Cafeteria Plan” has the meaning specified in Section 5.8(b)(ii).

“Schlumberger Canada” means Schlumberger Canada Limited.

“Schlumberger France” means Axalto S.A.

“Section 338 Allocation” has the meaning specified in Section 2.3(c).

“Section 338(h)(10) Elections” has the meaning specified in Section 5.20.

“Section 1060 Allocation” has the meaning specified in Section 2.3(b).

“Securities Act” means the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Securities Exchange Act” has the meaning specified in Section 5.23.

“Seller Group” means, collectively, STC, Schlumberger Canada, Schlumberger France and BVI.

“Seller Indemnified Parties” has the meaning specified in Section 7.1(b).

“Seller Retained Names” means “Schlumberger”, “SchlumbergerSema”, “Sema”, “Cellnet”, “Convergent”, “RTEMS” and all other names, trade names, trademarks or service marks of STC and its Affiliates and any combination or variation on any of the foregoing together with any related goodwill.

“Servicios” has the meaning specified in the recitals hereto.

“STC” means Schlumberger Technology Corporation.

“Stock” means collectively, the U.S. Stock and the Taiwan Stock.

“Stock Sale” has the meaning specified in the recitals hereto.

“Subsidiary” means with respect to any Person (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned by such Person, directly or indirectly and (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or is the general partner.

“Supplemental Agreement” means the Supplemental Agreement between STC and Itron, dated as of July 1, 2004.

“Taiwan Company Law” is the collective reference to and means the Companies Act (Republic of China, Taiwan), as amended; the Fair Trade Law (Republic of China, Taiwan), as amended; the Statute for Investment by Foreign Nationals (Republic of China, Taiwan), as amended; and rules and regulations promulgated by the competent Republic of China (Taiwan) authorities under any of the foregoing resolutions.

“Taiwan Stock” means 1,083,750 shares of the capital stock of the Joint Venture, par value NT$10 per share.

“Taiwan Stock Sale” has the meaning specified in the recitals hereto.

“Tax” or “Taxes” means (a) domestic or foreign federal, state, provincial or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges of any kind whatsoever, whether disputed or not (including, without limitation, any income, net income, gross income, receipts, windfall profit, severance, property, production, sales, use, business and occupation, license, excise, registration, franchise, employment, payroll, withholding, alternative or add-on minimum, intangibles, ad valorem, transfer, gains, stamp, estimated, transaction, title, capital, paid-up capital, profits, occupation, premium, value-added, recording, real property, personal property, inventory and merchandise, business privilege, federal highway use, commercial rent or environmental tax), (b) interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Return and (c) liability in respect of any items described in clause (a) or (b) payable by reason of contract assumption, transferee liability (within the meaning of Section 6901 of the Code or any similar provision of Law), operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any similar provision under Law) or otherwise.

“Tax Contest” has the meaning specified in Section 5.11(a).

“Tax Returns” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto and any amendment thereof), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party Claim” has the meaning specified in Section 7.2(b).

“Title IV Plan” means any (i) Multiemployer Plan, (ii) defined benefit plan as described in Section 3(35) of ERISA, (iii) ”employee benefit plan,” as defined in Section 3(3) of ERISA, that is subject to Section 302 of ERISA or Section 412 of the Code, or (iv) ”employee benefit plan,” as defined in Section 3(3) of ERISA, that is subject to Title IV of ERISA.

“Transaction” has the meaning specified in the recitals hereto.

“Transferred Assets” has the meaning specified in Section 2.2(a).

“Transferred Employee” has the meaning specified in Section 5.8(a).

“Transferred Intellectual Property” has the meaning specified in Section 2.2(a)(viii).

“Transition Services Agreement” means the Transition Services Agreement, dated as of the Closing Date, between the Company, certain members of the Seller Group and certain of the Purchasers in the form of Exhibit E hereto.

“Updated Interim Financial Statements” has the meaning specified in Section 5.23.

“U.S. Stock” means the capital stock of the Company, par value $10.00 per share.

“U.S. Stock Sale” has the meaning specified in the recitals hereto.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988.

“Xcel Litigation” means the dispute between Xcel Energy Inc. and SchlumbergerSema, Inc. in Minneapolis, Minnesota, being arbitrated by the American Arbitration Association, File No. 65Y1980062402.

(b) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof”, “herein”, “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement, (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practices” refer to the business and practice of the applicable entity, (vi) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and (vii) the terms “dollar”, “dollars”, “Dollar”, “Dollars” and “$” refer to United States dollars. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II

THE TRANSACTION

2.1 Stock Sale. Subject to the terms and conditions hereof, on the Closing Date (i) STC shall sell to Itron, and Itron shall purchase from STC, the U.S. Stock and (ii) BVI shall sell to Itron, and Itron shall purchase from BVI, the Taiwan Stock.

2.2 Asset Sale. (a) Subject to the terms and conditions hereof, on the Closing Date the Non-U.S. Seller Group shall sell to the Purchasers, and the Purchasers shall purchase from the Non-U.S. Seller Group, free and clear of all Encumbrances, other than Permitted Encumbrances, all of the Non-U.S. Seller Group’s right, title and interest in and to all of the following (which shall be collectively referred to herein as the “Transferred Assets”):

(i) All of the Owned Real Property of the Non-U.S. Seller Group set forth on Schedule 2.2(a)(i) (the “Non-U.S. Properties”) and all improvements, fixtures and fittings thereon, and easements, servitudes, rights-of-way and other appurtenances thereto (such as appurtenant rights in and to public streets);

(ii) All of the following: (A) machinery, equipment, furniture, office equipment, computer equipment (including all hardware and software), communications equipment, vehicles, storage tanks, spare and replacement parts, fuel and other tangible property of Schlumberger Canada relating to the Non-U.S. Business and (B) laboratory equipment, office equipment, computer equipment (including all hardware and software) and other tangible property of Schlumberger France relating to the Non-U.S. Business (the assets as of April 30, 2004 are set forth on Schedule 2.2(a)(ii));

(iii) All items of inventory owned by the Non-U.S. Seller Group relating exclusively to the Non-U.S. Business notwithstanding how classified in the financial records of the Non-U.S. Seller Group or any of their respective Affiliates, including all supplies, containers, packaging materials, raw materials, work-in-process, finished goods and samples;

(iv) To the extent possible under the terms and conditions thereof, all Contracts relating to the Non-U.S. Business to which any of the Non-U.S. Seller Group is a party on the Closing Date (the assumed contracts as of April 30, 2004 are set forth on the Schedule 2.2(a)(iv)) (collectively, the “Assumed Contracts”);

(v) All trade accounts receivable, notes receivable and receivables from Affiliates, together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto, of the Non-U.S. Seller Group relating to the Non-U.S. Business and any security or collateral therefore, including recoverable advances and deposits;

(vi) All prepaid charges and expenses of the Non-U.S. Seller Group relating exclusively to the Non-U.S. Business, including any such charges and expenses with respect to leases and rentals;

(vii) All third party guarantees of any of the Non-U.S. Seller Group’s rights, claims, credits, causes of action or rights of set-off against third parties relating exclusively to the Non-U.S. Business (other than those relating exclusively to Excluded Liabilities), whether liquidated or unliquidated, fixed or contingent, including claims pursuant to all warranties, representations and guarantees made by suppliers, manufacturers, contractors or other third parties in connection with products or services purchased by or furnished to the Non-U.S. Seller Group for use exclusively in the Non-U.S. Business;

(viii) All of the transferred intellectual property set forth on Schedule 2.2(a)(viii) (the “Transferred Intellectual Property”);

(ix) All transferable franchises, licenses, permits or other authorizations issued or granted by any Governmental Body set forth on Schedule 2.2(a)(ix) that are owned by, granted to or held or used by the Non-U.S. Seller Group relating to the Non-U.S. Business;

(x) All books, records, files and papers of the Non-U.S. Seller Group relating exclusively to the Non-U.S. Business, whether in hard copy or computer format, including but not limited to invoices, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present and former suppliers and documentation developed or used for accounting, marketing, engineering, manufacturing or any other purpose related exclusively to the conduct of the Non-U.S. Business;

(xi) All lists of customers of the Non-U.S. Seller Group relating to the Non-U.S. Business for the period from January 1, 2002 to March 31, 2003 set forth on Schedule 2.2(a)(xi);

(xii) All goodwill associated exclusively with the Non-U.S. Business owned by the Non-U.S. Seller Group; and

(xiii) To the extent not covered by the foregoing, all other assets of the Non-U.S. Seller Group related exclusively to the Non-U.S. Business.

(b) Notwithstanding anything herein to the contrary, the Non-U.S. Seller Group shall retain and not transfer, convey, assign or deliver to the Purchasers, and the Purchasers shall not acquire any right, title or interest in or to any assets other than the assets specifically listed or described in Section 2.2(a) as Transferred Assets and, without limiting the generality of the foregoing, Transferred Assets shall expressly exclude the following assets (collectively, the “Excluded Assets”):

(i) The Contracts listed on Schedule 2.2(b)(i) (the “Excluded Contracts”) and all other Contracts that are not Assumed Contracts, including related work in progress and accounts receivable;

(ii) All cash and cash equivalents in respect of the Non-U.S. Business on hand on the Closing Date;

(iii) All life insurance policies covering officers and other employees of the Non-U.S. Affiliates and all other insurance policies relating to the operation of the Non-U.S. Business;

(iv) With respect to the Employee Plans relating to the Non-U.S. Seller Group or any of their employees, all assets owned or held by or under such Employee Plans, including assets held in trust or insurance contracts for the benefit of Employee Plan participants or beneficiaries;

(v) All refunds or credits, if any, of Taxes due to or from the Non-U.S. Seller Group by reason of their ownership of the Transferred Assets or the operation of the Non-U.S. Business for any period ending prior to the Closing Date;

(vi) The Non-U.S. Seller Group’s rights under this Agreement and the Ancillary Agreements;

(vii) All shares of capital stock or other equity interests in any other Person owned by any of the Non-U.S. Seller Group;

(viii) To the extent held or used by the Non-U.S. Seller Group, the Seller Retained Names;

(ix) The franchises, licenses, permits and authorizations set forth on Schedule 2.2(b)(x); and

(x) the receivables to be received from the financing of research projects exclusive to the Business in France completed before the Closing Date, including but not limited to the Hero and Alligator projects.

(c) Upon the terms and subject to the conditions of this Agreement and solely in reliance upon the representations, warranties and agreements herein set forth, the Purchasers agree, effective at the time of Closing, to assume, perform and discharge all of the following Liabilities (other than the Excluded Liabilities) to the extent relating to the Non-U.S. Business or the Transferred Assets, whether occurring prior to, on or after the Closing Date (collectively, the “Assumed Liabilities”):

(i) All obligations of the Non-U.S. Seller Group with respect to accounts payable of the Non-U.S. Business outstanding on the Closing Date (the accounts payable as of March 31, 2003 are set forth on Schedule 2.2(c)(i));

(ii) All obligations of the Non-U.S. Seller Group under the Assumed Contracts, including obligations with respect to bid bonds, performance bonds and any other performance guarantees relating to the Assumed Contracts (the obligations as of March 31, 2003 set forth on Schedule 2.2(c)(ii)), as well as all warranties, indemnities and similar rights which relate to the Assumed Contracts or any of the Transferred Assets granted to third parties;

(iii) All obligations of the Non-U.S. Seller Group with respect to accrued liabilities of the Non-U.S. Business outstanding on the Closing Date (the obligations as of March 31, 2003 are set forth on Schedule 2.2(c)(iii));

(iv) All obligations of the Non-U.S. Seller Group for replacement of, or refund for, damaged, defective or returned goods sold in the Non-U.S. Business, to the extent such goods are subject to full return privileges from the supplier thereof;

(v) All accrued but unused vacation for any Transferred Employee, subject to the limits set forth in Section 5.8(b)(iv); as of May 31, 2003, the unused vacation for Transferred Employees is as set forth on Schedule 2.2(c)(v);

(vi) All Liabilities of the Non-U.S. Seller Group pursuant to any litigation arising out of, or related to, the conduct or operations of the Non-U.S. Business or the use or ownership of the Transferred Assets;

(vii) Except as otherwise provided herein, all Liabilities of the Non-U.S. Seller Group arising out of, in respect of or as a result of the employment or termination of employment of any Transferred Employee of the Non-U.S. Business (including, without limitation, for employment discrimination or other torts or violations of law);

(viii) Any Liability arising out of, in respect of or as a result of the employment or termination of employment of an employee of the Non-U.S. Business of the Non-U.S. Seller Group who ceases to be an employee of such Non-U.S. Business on or after the Closing Date; and

(ix) To the extent not covered by the foregoing, all other Liabilities of the Non-U.S. Seller Group that were incurred in the ordinary course of business, are transferable in accordance with local Law and are related exclusively to the Non-U.S. Business.

(d) Notwithstanding the provisions of Section 2.2(c), the Purchasers do not assume, agree to perform or discharge, indemnify the Non-U.S. Seller Group against, or otherwise have any responsibility for, any of the following Liabilities of the Non-U.S. Seller Group, whether fixed or contingent (the “Excluded Liabilities”):

(i) All Indebtedness of the Non-U.S. Seller Group incurred prior to the Closing Date (other than current accounts payable or accrued liabilities of the Non-U.S. Seller Group with respect to the Non-U.S. Business incurred or accrued in the ordinary course of business (excluding obligations relating to Excluded Contracts) or obligations set forth on Schedule 2.2(c)(ii));

(ii) Any Liability for claims under health insurance plans of the Non-U.S. Affiliates for Transferred Employees with respect to medical services rendered prior to the Closing Date (but not in respect of any sick leave or disability benefits pertaining to any period after the Closing Date regardless of when the relevant illness or condition arose);

(iii) Any Liability for Taxes of the Non-U.S. Seller Group, excluding Taxes that are the responsibility of the Purchasers pursuant to Section 5.9 and Section 5.14 of this Agreement;

(iv) Any Liability relating to any Employee Plan of the Non-U.S. Seller Group or any Employee Plan applicable to employees of the Non-U.S. Business, except to the extent assumed by the Company or any of the Purchasers in Section 5.8 of this Agreement or the Ancillary Agreements;

(v) Any Liability arising out of or relating to the treatment, storage, release or disposal prior to the Closing Date of Hazardous Substances on or at the Non-U.S. Properties or Leased Properties of the Non-U.S. Seller Group;

(vi) Any Liability arising out of, in respect of or as a result of the employment or termination of employment of an employee of the Non-U.S. Business who ceases to be an employee of the Non-U.S. Business prior to the Closing Date;

(vii) Any Liability of the Non-U.S. Seller Group under the Excluded Contracts; and

(viii) All amounts to be paid back to the financing parties in relation to the financing of research projects exclusive to the Business in France completed before the Closing Date, including but not limited to the Hero and Alligator projects.

To the extent that any Liability is partly an Assumed Liability and partly an Excluded Liability, except as otherwise provided with respect to a particular liability, the apportionment of such Liability shall be determined pursuant to equitable principles. Nothing set forth in the foregoing sentence shall be deemed to affect, amend, modify, supplement or otherwise change the definitions of Assumed Liabilities or Excluded Liabilities. To the extent known, each Liability that is partly an Assumed Liability and partly an Excluded Liability is set forth on Schedule 2.2(d).

(e) With respect to any Assumed Contract and any claim, right or benefit arising thereunder or resulting therefrom to the extent required by the terms of the Assumed Contract, the applicable Non-U.S. Affiliate will use commercially reasonable efforts to obtain the written consent of the other parties to any such Assumed Contract for the assignment thereof to the applicable Purchaser in form and substance reasonably satisfactory to the applicable Purchaser. If any such consent is not obtained prior to the Closing and to the extent requested by Itron in writing, such member of the Non-U.S. Seller Group and the applicable Purchaser shall, with respect to any such Assumed Contract, enter into agreements for each such Assumed Contract for which consent to assignment was not obtained, under which the applicable Purchaser shall obtain the reasonably equivalent rights and benefits of any such Assumed Contracts and the reasonably equivalent corresponding obligations and Liabilities thereunder, so that the parties are put in substantially the same position they would have been in had such consent been obtained unconditionally and without recourse. Such agreements may be in the form of a subcontract, sub-license or sub-lease to a Purchaser or the applicable Non-U.S. Seller Group appointing the relevant Purchaser as agent to such Non-U.S. Seller Group to perform such Assumed Contract or any other arrangement under which the relevant Purchaser would enforce for the benefit of such Purchaser, with the relevant Purchaser assuming such Non-U.S. Seller Group’s obligations, and any and all rights and benefits of such Non-U.S. Seller Group against a third party thereto.

(f) For the avoidance of doubt, the Transferred Assets and Assumed Liabilities (i) of Schlumberger Canada shall be transferred to and assumed by Itron Canada and (ii) of Schlumberger France shall be transferred to and assumed by Itron France. Itron hereby guarantees the performance by Itron Canada and Itron France of their respective obligations hereunder and under the Ancillary Agreements to which they are a party.

2.3 The Purchase Price. (a) The aggregate purchase price for the U.S. Stock, the Taiwan Stock and the Transferred Assets shall be $248,000,000.00 (the “Purchase Price”). The

Purchasers and STC, BVI and the Non-U.S. Seller Group agree that the allocation of the Purchase Price shall be as follows: $239.5 million for the U.S. Stock, which allocation includes consideration of the Company’s ownership of stock of New SLB Mexico, $1.0 million for the Taiwan Stock, $7.0 million for the Transferred Assets of Schlumberger Canada, and $0.5 million for the Transferred Assets of Schlumberger France (the “Allocation”). Except for the Assumed Liabilities, no party hereto is aware of any other item that would be treated as additional consideration for Tax purposes, but shall notify all other parties hereto should they become aware of any such other item. Except as required pursuant to applicable Law or a determination (as defined in Section 1313 of the Code or any similar provision of Law), the Purchasers and the members of the Seller Group and their Affiliates shall report, act and file Tax Returns in all respects and for all Tax purposes consistently with the Allocation.

(b) As soon as practicable after the Closing Date, Itron (on behalf of itself and the other Purchasers) shall prepare an allocation of that portion of the Purchase Price which is allocated to the Transferred Assets, in accordance with the Allocation and together with the Assumed Liabilities, among each of the Transferred Assets (the “Section 1060 Allocation”) in accordance with Section 1060 of the Code and any similar provision of Law, as applicable. Itron (on behalf of itself and the other Purchasers) shall deliver the Section 1060 Allocation to each member of the Non-U.S. Seller Group not later than 60 days after the Closing Date. The Non-U.S. Seller Group and Itron shall then cooperate in good faith to revise and finalize the Section 1060 Allocation. If the Non-U.S. Seller Group and Itron are unable to agree on the Section 1060 Allocation within 90 days after the Closing Date, they shall select an Independent Accounting Firm to determine the Section 1060 Allocation, provided that the Independent Accounting Firm shall take into account the facts, information and documentation used by each party to prepare its Section 1060 Allocation and the strength of the factual and legal arguments made by each party in support thereof and shall specifically comment on such evidence and arguments in rendering its determination. The cost of any such firm shall be borne equally by the Non-U.S. Seller Group and Itron. The Non-U.S. Seller Group, Itron and their Affiliates shall report, act and file Tax Returns (including (when required), but not limited to, IRS Forms 8594) in all respects and for all Tax purposes consistently with the Section 1060 Allocation. The Non-U.S. Seller Group, Itron and their Affiliates shall each cooperate fully with each other and make available to each other, respectively, such Tax data and other information as may be reasonably required in order to timely complete the Section 1060 Allocation and any other required statements or Schedules. Except as required pursuant to applicable Law or a determination (as defined in Section 1313 of the Code or any similar provision of Law), the Non-U.S. Seller Group, Itron and their Affiliates shall not take any Tax position that is inconsistent with the Section 1060 Allocation.

(c) As soon as practicable after the Closing Date, Itron shall prepare an allocation of the deemed sale price of the assets of the Company resulting from the Section 338(h)(10) Elections (the “Section 338 Allocation”) among the assets of the Company (including a specific allocation to the capital stock of New SLB Mexico and further allocation thereof among the assets of New SLB Mexico) in accordance with Section 338 of the Code and any similar provision of Law, as applicable. Itron shall deliver the Section 338 Allocation to STC within 60 days after the Closing Date. STC and Itron shall then cooperate in good faith to revise and finalize the Section 338 Allocation. If STC and Itron are unable to agree on the Section 338 Allocation within 90 days after the Closing Date, they shall select an Independent Accounting Firm to determine the Section 338 Allocation, provided that the Independent

Accounting Firm shall take into account the facts, information and documentation used by each party to prepare its Section 338 Allocation and the strength of the factual and legal arguments made by each party in support thereof and shall specifically comment on such evidence and arguments in rendering its determination. The cost of any such firm shall be borne equally by STC and Itron. STC, Itron and their Affiliates shall report, act and file Tax Returns (including, but not limited to, IRS Form 8883) in all respects and for all Tax purposes consistently with the Section 338 Allocation and with Section 5.19 of this Agreement. STC, Itron and their Affiliates shall each cooperate fully with each other and make available to each other, respectively, such Tax data and other information as may be reasonably required in order to timely complete the Section 338 Allocation and file any Section 338(h)(10) Elections and any other required statements or Schedules. Except as required pursuant to applicable Law or a determination (as defined in Section 1313 of the Code or any similar provision of Law), the Purchaser, STC and their Affiliates shall not take any Tax position that is inconsistent with the Section 338 Allocation.

(d) The Purchasers shall deliver the Purchase Price to the Seller Group on the Closing Date by wire transfer of immediately available funds to such account or accounts as the Seller Group may direct. The Purchase Price shall be paid against delivery of (i) stock certificates representing the Stock being sold, in proper form and duly endorsed for transfer and (ii) duly executed Bills of Sale and Assumption Agreements for the Transferred Assets and Assumed Liabilities, in the form attached hereto as Exhibit A, subject only to specific changes which may be necessary or required under applicable Laws to validly transfer the Transferred Assets and Assumed Liabilities.

(e) The portion of the Purchase Price payable with respect to the Transferred Assets and Assumed Liabilities of Schlumberger France shall be payable in euros, as converted from dollars based on the exchange rate published in the “Money & Investing” section of the Wall Street Journal on the date that is two Business Days prior to the Closing Date. The portion of the Purchase Price payable with respect to the Transferred Assets and Assumed Liabilities of Schlumberger Canada shall be payable in Canadian dollars, as converted from dollars based on the exchange rate published in the “Money & Investing” section of the Wall Street Journal on the date that is two Business Days prior to the Closing Date.

2.4 Closing Date. The consummation (the “Closing”) of the Transaction shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166 at 12:01 a.m. (local time) on July 1, 2004 or on such other date and time as STC and the Purchasers shall mutually agree (the date on which the Closing takes place, the “Closing Date”); provided, however, that the closing of the Taiwan Stock Sale and the Asset Sale shall occur at the offices of Schlumberger B.V., Parkstraat 83, 2514 JG, The Hague, The Netherlands.

2.5 Post-Closing Adjustment to Purchase Price. The Purchase Price shall be subject to adjustment, if any, after the Closing Date as specified in this Section 2.5.

(a) As soon as practicable, but in any event within 60 days following the Closing Date, Itron shall prepare and deliver to STC (i) a combined balance sheet of the Business as of the Closing Date prepared in a manner consistent with past practices of the Business and as set forth on Exhibit 2.5 (the “Closing Balance Sheet”); (ii) the Adjusted Balance Sheet; and (iii) a

certificate based on such Adjusted Balance Sheet setting forth Itron’s calculation of the Closing Net Working Capital, as prepared in accordance with the provisions set forth on Exhibit 2.5 (the “Certificate”). The Seller Group and Itron shall mutually cooperate and assist each other in order to prepare the Closing Balance Sheet and Adjusted Balance Sheet.

(b) If the Closing Net Working Capital is less than the Base Period Net Working Capital, then within 45 days of delivery of the Certificate, STC (on behalf of itself and the other members of the Seller Group) shall pay, or cause another member of the Seller Group to pay, by wire transfer in immediately available funds to the Purchasers (as directed by Itron on behalf of itself and the other Purchasers) as a downward adjustment to the Purchase Price, the amount equal to the excess of (i) the Base Period Net Working Capital over (ii) the Closing Net Working Capital. If the Closing Net Working Capital is greater than the Base Period Net Working Capital, then within 45 days of delivery of the Certificate, Itron (on behalf of itself and the other Purchasers) shall pay by wire transfer of immediately available funds to the members of the Seller Group (as directed by STC on behalf of itself and the other members of the Seller Group) as an upward adjustment to the Purchase Price, the amount equal to the excess of (x) the Closing Net Working Capital over (y) the Base Period Net Working Capital.

(c) The Seller Group may dispute any amounts reflected on the Adjusted Balance Sheet; provided, however, that STC shall have notified Itron in writing of each disputed item specifying the amount thereof in dispute, the calculation of the disputed amount and setting forth, in reasonable detail, the basis for such dispute, within 45 days of STC’s receipt of the Adjusted Balance Sheet and the Certificate. To the extent STC shall not have notified Itron in writing by such time of any disputed amount reflected on the Closing Balance Sheet, STC shall be deemed to have agreed with all items and amounts contained in the Closing Balance Sheet and Itron’s calculation of the Closing Net Working Capital. In the event of a dispute, Itron and STC shall attempt in good faith to reconcile their differences. If Itron and STC are unable to reach a resolution within 30 Business Days after receipt by Itron of STC’s written notice of dispute, Itron and STC shall submit the items remaining in dispute for resolution by an Independent Accounting Firm, to whom Itron and STC, respectively, shall submit the items remaining in dispute for resolution. The Independent Accounting Firm shall be instructed to resolve, within 30 Business Days of such submission, such remaining disputed items. The report of the Independent Accounting Firm shall be final, conclusive and binding on Itron, STC and their Affiliates. The fees and expenses of the Independent Accounting Firm shall be allocated to Itron and STC in proportion to the amount unsuccessfully disputed by such party out of the aggregate disputed amount submitted to the Independent Accounting Firm. Itron and STC shall pay the costs and expenses of their own accountants and attorneys.

(d) Itron (on behalf of itself and the other Purchasers), STC, BVI and each member of the Non-U.S. Seller Group, as appropriate, shall cooperate to prepare an adjusted Allocation, an adjusted Section 338 Allocation and an adjusted Section 1060 Allocation to reflect any adjustments to the Purchase Price made pursuant to Section 2.5(b). If, on the one hand, the payment of the adjusted Purchase Price pursuant to Section 2.5(b) occurs after the finalization or determination of an allocation under Section 2.3, then the parties shall have 15 days from the date of such payment to agree upon the corresponding adjusted allocation required by this Section 2.5(d). If, on the other hand, the payment of the adjusted Purchase Price pursuant to Section 2.5(b) occurs before the finalization or determination of an allocation under Section 2.3, then the parties (i) shall not prepare a separate corresponding adjusted allocation under this Section 2.5(d), (ii) shall instead take into account such adjusted Purchase Price in such original allocation under Section 2.3 and (iii) shall have an additional 15 days beyond the date specified in Section 2.3 to agree upon such allocation. If the parties are unable to agree on any of the adjusted allocations within the above specified periods, they shall select an Independent Accounting Firm to determine any such disputed allocation, provided that the Independent Accounting Firm shall take into account the facts, information and documentation used by each party to prepare its version of such disputed allocation and the strength of the factual and legal arguments made by each party in support thereof and shall specifically comment on such evidence and arguments in rendering its determination.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF STC AND HOLDINGS

STC (on behalf of itself, the Company and New SLB Mexico) hereby makes the representations and warranties set forth in this Article III to the Purchasers as of the date hereof. Holdings (on behalf of itself, the Joint Venture, BVI and the Non-U.S. Seller Group) hereby makes the representations and warranties set forth in this Article III to the Purchasers as of the date hereof.

3.1 Corporate Organization. (a) The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is duly qualified or licensed to transact business as a foreign corporation and, except as set forth on Schedule 3.1(a), is in good standing in each other United States jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect, (iii) has all requisite corporate power and authority to own, lease and operate and use its properties and to carry on its businesses as now conducted except where the failure to have such power and authority would not have a Material Adverse Effect, (iv) has delivered or made available to Itron complete and correct copies of its articles of organization (or equivalent thereof) and bylaws, each as in effect on the date hereof and (v) except as set forth on Schedule 3.1(a), does not have any Subsidiaries or otherwise own or control, directly or indirectly, any interest or investment in any corporation, partnership, joint venture, association or other form of business entity.

(b) Each of the Non-U.S. Affiliates (i) is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on the Non U.S. Business and (iii) has all requisite corporate power and authority to own, lease and operate and use its properties and to carry on its business as now conducted except where the failure to have such power and authority would not have a material adverse effect.

(c) The Joint Venture (i) is a corporation duly organized, validly existing and in good standing under the laws of Taiwan, (ii) is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a material adverse effect on the Joint Venture, (iii) has all requisite corporate power and authority to own, lease and operate and use its properties and to carry on its business as now conducted except where the failure to have such power and authority would not have a material adverse effect on the Joint Venture, (iv) has delivered or made available to Itron complete and correct copies of the Joint Venture Agreement as in effect on the date hereof and (v) except as set forth on Schedule 3.1(c), does not have any Subsidiaries or otherwise own or control, directly or indirectly, any investment or interest in any corporation, partnership, joint venture association or other form of business entity.

(d) STC is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(e) BVI is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(f) Holdings is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

3.2 Capital Stock. (a) (i) The authorized capital stock of the Company consists of 100 shares of capital stock, (ii) prior to giving effect to the Transaction, (x) 100 shares of capital stock of the Company are outstanding and (y) all of the outstanding shares of capital stock of the Company are held by STC; (iii) there are no agreements, including stockholders agreements, warrants, puts, calls, rights, preemptive rights, options or other commitments of any character to which the Company, STC or any other member of the Seller Group or any Affiliate thereof is a party or by which they are bound that (A) obligates the Company to issue, deliver, register or sell any additional shares of the Company’s capital stock or any securities or instruments convertible into or exchangeable for any such additional shares of capital stock or (B) could affect have a material adverse effect on this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iv) there is no stockholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Company and (v) all outstanding shares of U.S. Stock are duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances and were issued in compliance with all applicable Laws regulating the offer, sale or issuance of securities.

(b) (i) The authorized capital stock of the Joint Venture consists of 2,125,000 shares of common stock, (ii) prior to giving effect to the Transaction (x) 2,125,000 shares of common stock of the Joint Venture are outstanding and (y) 51% of the outstanding shares of common stock of the Joint Venture are held by BVI, (iii) except for the Joint Venture Agreement and the pre-emptive rights under the Taiwan Company Law, there are no agreements, including stockholders agreements, warrants, puts, calls, rights, preemptive rights, options or other commitments of any character to which BVI or the Joint Venture or any Affiliate thereof is a party or by which they are bound that (A) obligates the Joint Venture to issue, deliver, register or sell any additional share of the Joint Venture’s capital stock or any securities or instruments convertible into or exchangeable for any such additional shares of capital stock or (B) could have a material adverse effect on this Agreement, the Ancillary Agreements or the transaction contemplated hereby or thereby, (iv) except for the Joint Venture Agreement, BVI is not a party to any stockholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Joint Venture and (v) all outstanding shares of Taiwan Stock are duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances and were issued in compliance with all applicable laws regulating the offer, sale or issuance of securities.

(c) i) The authorized capital stock of New Distribucion consists of 50,000 shares of capital stock and the authorized capital stock of New Servicios consists of 50,000 shares of capital stock, (ii) prior to giving effect to the Transaction, 50,000 shares of capital stock of New Distribucion are outstanding and 50,000 shares of capital stock of New Servicios are outstanding; (iii) there are no agreements, including stockholders agreements, warrants, puts, calls, rights, preemptive rights, options or other commitments of any character to which the Company, STC or any other member of the Seller Group or any Affiliate thereof is a party or by which they are bound that (A) obligate New Distribucion or New Servicios to issue, deliver, register or sell any additional shares of the capital stock of New Distribucion or New Servicios or any securities or instruments convertible into or exchangeable for any such additional shares of capital stock of New Distribucion or New Servicios or (B) could affect have a material adverse effect on this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iv) there is no stockholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of New Distribucion or New Servicios and (v) all outstanding shares of stock of New Distribucion and New Servicios are duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances and were issued in compliance with all applicable Laws regulating the offer, sale or issuance of securities.

(d) (i) STC is the owner of all of the shares of U.S. Stock and at the Closing, subject to the terms and conditions of this Agreement, the U.S. Stock will be transferred to Itron free and clear of all Encumbrances, (ii) BVI is the owner of all of the shares of Taiwan Stock and at the Closing, subject to the terms and conditions of this Agreement, the Taiwan Stock will be transferred to the Itron free and clear of all Encumbrances, and (iii) the Company is the owner of 49,999 shares of stock of New Distribucion and 49,999 shares of stock of New Servicios and Malcolm Unsworth is the owner of 1 share of stock of New Distribucion and 1 share of stock of New Servicios, and at the Closing, subject to the terms and conditions of this Agreement, the transfer of the U.S. Stock to Itron will not result in any Encumbrances on the stock of New Distribucion and New Servicios.

3.3 Corporate Authority; Noncontravention. (a) With respect to each member of the Seller Group, the Joint Venture and the Company (i) such Person has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder, (ii) the execution, delivery and performance by such Person of this Agreement and the Ancillary Agreements to which such Person is a party have been duly authorized by all requisite corporate action and (iii) this Agreement and the Ancillary Agreements to which such Person is a party have been duly executed and delivered by such Person and constitute the valid and binding obligations of such Person enforceable in accordance with their terms (except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by general principles of equity and public policy).

(b) With respect to each member of the Seller Group, the Joint Venture and the Company, the execution and delivery of this Agreement and the Ancillary Agreements to which such Person is a party, the consummation by it of any of the transactions contemplated hereby and thereby and the performance by it of its obligations hereunder and thereunder will not:

(i) Violate any provision of its articles of incorporation, bylaws or other constituent documents except as would not be reasonably likely to have a material adverse effect on the Transaction;

(ii) Contravene any Law except to the extent such contravention would not have a Material Adverse Effect or would not be reasonably likely to have a material adverse effect on the Transaction;

(iii) Violate or conflict with, constitute a default of or breach under, entitle any party to accelerate, terminate or rescind any material obligation or right under, or result in the creation or imposition of any Encumbrance upon any of its material assets or, as applicable, any of its Stock or Transferred Assets pursuant to any provision of any material mortgage, lien, lease, agreement, indenture, license, instrument to which it is a party or by which it or any of its material assets is bound except as would not be reasonably likely to have a material effect on the Transaction;

(iv) Constitute an event permitting material modification, amendment or termination of a material mortgage, lien, lease, agreement, indenture, license, instrument, order, arbitration award, judgment or decree to which it is a party or by which it or any of its material assets is bound except as would not be reasonably likely to have a material effect on the Transaction; or

(v) Except as may be required under the HSR Act, the Competition Act or the Investment Act, require the approval, consent, authorization or act of, or the making by it of any declaration, filing or registration with, any Governmental Body except to the extent such contravention would not have a Material Adverse Effect or would not be reasonably likely to have a material effect on the Transaction.

3.4 Financial Statements. (a) Correct and complete copies of the combined audited balance sheets of the Business for the fiscal years ended December 31, 2001, 2002 and 2003 and related combined statements of income and statements of cash flows for the periods ended December 31, 2001, 2002 and 2003 based on the operation of the Business, with accompanying footnotes, titled “Electricity Products Business of Schlumberger Limited” and audited by PricewaterhouseCoopers (collectively, the “Financial Statements”) are attached hereto as Schedule 3.4(a).

(b) The Financial Statements have been prepared based on the books and records of the Seller Group and present fairly, in accordance with GAAP, consistently applied during the periods involved, in all material respects, the financial condition and results of operations of the Business as of the dates indicated or the periods indicated.

3.5 Absence of Certain Events. Since December 31, 2003, the Business has been operated only in the ordinary course of business and except as disclosed in Schedule 3.5 or as reflected or reserved against in the Financial Statements, there has not been:

(a) Any change, event or condition that has had a Material Adverse Effect;

(b) Any declaration, setting aside or payment of any dividend (whether in cash, stock or property) with respect to any of the capital stock of the Company, New SLB Mexico or the Joint Venture;

(c) With respect to any executive officer of the Business, (i) any granting or payment to such officer of any increase in compensation, bonus or similar payment, (ii) any granting to any such executive officer of any increase in severance or termination pay or (iii) any entry by any member of the Seller Group, the Company, New SLB Mexico or the Joint Venture into any employment, severance or termination agreement with any such executive officer, except, in each case in this subsection (c), such grants or entries that are in the ordinary course of business;

(d) Any amendment, waiver or forgiveness of any material term of any outstanding equity or debt security of the Company, New SLB Mexico or the Joint Venture;

(e) Any repurchase, redemption or other acquisition by any member of the Seller Group or New SLB Mexico of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company, New SLB Mexico or the Joint Venture, except as contemplated by any Employee Plans;

(f) Any damage, destruction or other property loss suffered by or related to the Business, whether or not covered by insurance that in the aggregate exceeded $1,000,000; or

(g) Any change in accounting methods, principles or practices used by the Business, except insofar as may have been required by a change in GAAP or Law.

Furthermore, except as disclosed in Schedule 3.5, since December 31, 2003, to the Knowledge of the Seller Group, neither the Company, New SLB Mexico, the Joint Venture, any member of the Seller Group nor any of the Seller Group’s, the Company’s, New SLB Mexico’s nor the Joint Venture’s officers, directors or agents in their representative capacities on behalf of any member of the Seller Group has:

(h) Taken any action or entered into or agreed to enter into any transaction, agreement or commitment other than in the ordinary course of business that would have a Material Adverse Effect;

(i) Paid, discharged or satisfied any material claims, liabilities or obligations (absolute, accrued or contingent) owed with respect to the Business other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, liabilities and obligations reflected or reserved against in the Financial Statements or prepaid any material obligation owed with respect to the Business having a fixed maturity of more than ninety (90) days from the date such obligation was issued or incurred;

(j) Permitted or allowed any of the Transferred Assets or any of the material property or assets (real, personal or mixed, tangible or intangible) of the Company, New SLB Mexico or the Joint Venture to be subjected to any Encumbrances except Permitted Encumbrances;

(k) Sold, transferred or otherwise disposed of any of the Transferred Assets or the material properties or assets (real, personal or mixed, tangible or intangible) of the Company, New SLB Mexico or the Joint Venture with an aggregate net book value in excess of $100,000, except the sale of inventory in the ordinary course of business or consistent with past practice;

(l) Disposed of or permitted to lapse any rights to the use of any material trademark, trade name, patent or copyright currently used exclusively in the conduct of the Business, or disposed of or disclosed to any Person (other than representatives of Purchasers or any other Person subject to a confidentiality agreement or non-disclosure obligation) any material trade secret, formula, process or know-how not theretofore a matter of public knowledge, which was used exclusively in the conduct of the Business;

(m) Made any single capital expenditure or commitment in excess of $250,000 for additions to property, plant, equipment or intangible capital assets of the Business or made aggregate capital expenditures in excess of $2,000,000 for additions to property, plant, equipment or intangible capital assets of the Business;

(n) Received written notice of any other event or fact that could reasonably be expected to have a Material Adverse Effect; or

(o) Agreed, whether in writing or otherwise, to take any action described in this Section 3.5.

3.6 Taxes. (a) Each of the Company, the Joint Venture, and the Non-U.S. Affiliates, and each “affiliated group” (within the meaning of Section 1504 of the Code or any similar provision of Law) of which any of them is or has been a member, has (i) timely filed or has caused to be timely filed with the appropriate Governmental Body all Tax Returns required to be filed and (ii) timely paid or deposited all Taxes which are required to be paid or deposited, and no other Taxes are due and payable by any of them with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period (or portion thereof) ending on or prior to the date of this Agreement; provided, however, that for purposes of this Section 3.6(a) and Section 3.6(b), Taxes and Tax Returns of the Non-U.S. Seller Group shall include only Taxes and Tax Returns that relate to the Transferred Assets;

(b) Each of the Tax Returns described in subparagraph (a) is accurate, correct and complete in all respects;

(c) All Taxes that the Company, New SLB Mexico and the Joint Venture have been or are required to withhold or to collect for payment have been duly withheld and collected and have been paid (unless not yet due) over to the appropriate Governmental Body;

(d) Each of the Company, New SLB Mexico and the Joint Venture has established adequate reserves (other than reserves for deferred Taxes) in accordance with GAAP on its books and records and on its Financial Statements for all liabilities relating to Taxes;

(e) There are no Encumbrances on any of the assets of the Company, New SLB Mexico or the Joint Venture or on the Transferred Assets, as applicable, that arose in connection with any failure (or alleged failure) to pay any Tax except for Permitted Encumbrances;

(f) There are no actions, suits, investigations, audits or claims by any Governmental Body in progress relating to Taxes of the Company, the Joint Venture or any of the Non-U.S. Affiliates, and none of the Company, the Joint Venture or any of the Non-U.S. Affiliates, or any of their officers or directors have received any notice from any Governmental Body that it intends to conduct such an audit or investigation or has any reason to believe that any such notice will be received in the future; no audit report has been issued prior to the date of this Agreement relating to Taxes due with respect to the Company or the Joint Venture; provided, however, that for purposes of this Section 3.6(f), Taxes of the Non-U.S. Seller Group shall include only Taxes that relate to the Transferred Assets;

(g) Neither the Company, New SLB Mexico nor the Joint Venture is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Body with respect to Taxes;

(h) Neither the Company, the Joint Venture nor any of the Non-U.S. Affiliates (i) is or has been a member of any “affiliated group” within the meaning of Section 1504 of the Code or any similar provision of Law that filed or was required to file a consolidated, combined or unitary Tax Return (other than any group the common parent of which was STC) or (ii) has any Liability for the Taxes of any Person (other than STC and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable provision of Law);

(i) Neither the Company, New SLB Mexico nor the Joint Venture has (i) agreed or requested permission to, nor is it required to, make any adjustments pursuant to Sections 481(a) or 482 of the Code (or any predecessor provisions thereof or similar provisions of Law), nor has the IRS or any other Governmental Body proposed any such adjustment; (ii) filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a “subsection (f) asset” (as such term is defined in Section 341(f)(4) of the Code); (iii) made any payment or payments, is obligated to make any payment or payments, or is a party to (or participating employer in) any agreement or Employee Plan that could obligate it or the Purchasers to make any payment or payments (including any payment or payments arising out of or resulting from the transactions contemplated by this

Agreement) that would constitute an “excess parachute payment,” as defined in Section 280G of the Code (or any comparable provision of Law); or that would otherwise not be deductible under Section 162 or 404 of the Code; (iv) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (v) executed, become subject to, or entered into any closing agreement pursuant to Section 7121 of the Code or any similar or predecessor provision thereof under the Code or other Tax Law; (vi) incurred or assumed any Liability for the Taxes of any person; or (vii) been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a distribution of stock intended to qualify for gain or income non-recognition under Section 355 of the Code;

(j) Neither the Company, New SLB Mexico nor the Joint Venture has granted to any Person any power of attorney with respect to any Tax matter;

(k) The Company has disclosed on each of its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;

(l) Neither the Company, New SLB Mexico nor the Joint Venture does business in or derives income from any state, local or foreign jurisdiction other than those jurisdictions for which it has duly filed Tax Returns; neither the Company, New SLB Mexico nor the Joint Venture has ever had a permanent establishment in any country, as defined in any applicable Tax treaty or convention, other than the country under the Laws of which it was formed; with respect to each of the Company, New SLB Mexico and the Joint Venture, no claim has been made by a Governmental Body in a jurisdiction where such company does not file Tax Returns to the effect that such company is or may be subject to taxation by that jurisdiction;

(m) Each of the Company, New SLB Mexico and the Joint Venture has delivered or made available to Itron correct and complete copies of all Tax Returns for which the statute of limitations has not expired, examination reports and statements of deficiencies assessed against or agreed to by it;

(n) No election pursuant to Treasury Regulations Section 301.7701-3 has been made with respect to the Joint Venture; neither the Company, New SLB Mexico nor the Joint Venture is a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income Tax purposes or owns an interest in any “disregarded entity” within the meaning of Treasury Regulations Section 301.7701-3(b);

(o) There are no outstanding waivers in writing or comparable consents regarding the application of any statute of limitations in respect of Taxes of the Company, New SLB Mexico or the Joint Venture;

(p) Neither the Company, New SLB Mexico nor the Joint Venture is a party to, bound by or obligated under any allocation, indemnity, sharing or similar contract or arrangement (whether or not written) with respect to Taxes;

(q) None of the Transferred Assets are, and neither New SLB Mexico nor the Joint Venture holds an interest in, United States real property within the meaning of

Section 897(c) of the Code, and neither the Joint Venture nor New SLB Mexico is engaged in a United States trade or business (within the meaning of Section 864 of the Code) or owns any assets within the United States; the Joint Venture is not, and, to Seller Group’s Knowledge never has been, a “controlled foreign corporation,” within the meaning of Section 957(a) of the Code.

(r) All transactions among or between the Company, New SLB Mexico, the Joint Venture and/or STC or its Affiliates comply and have complied with the requirements of Section 482 of the Code (and any similar provisions of Law);

(s) The Company is a member of the “selling consolidated group,” as defined in Section 338(h)(10)(B) of the Code, of which STC is the common parent;

(t) There is no taxable income of the Company, New SLB Mexico or the Joint Venture that will be reportable in the taxable period beginning on or after the Closing Date that is attributable to a transaction that occurred prior to the Closing Date; and

(u) Neither STC nor the Company is a foreign person within the meaning of Section 1445 of the Code.

3.7 Compliance with Applicable Laws. (a) (i) The Non-U.S. Affiliates, the Company, and the Joint Venture own, hold or possess and are in full compliance with all of the terms and requirements of all governmental licenses, permits, privileges, immunities, approvals and other authorizations that are necessary for the lawful ownership, leasing, operation and use of the Company’s assets or the Transferred Assets or that are required by applicable Law for the conduct of the Business as currently conducted (the “Governmental Permits”) except for failures to hold such Government Permits which would not have a Material Adverse Effect, (ii) each Governmental Permit is valid and in full force and effect and, to the Knowledge of the Seller Group, no suspension or cancellation of any Governmental Permit has been threatened and (iii) except as set forth in Section 2.2, each Governmental Permit that is used exclusively by any member of the Non-U.S. Seller Group in the Non-U.S. Business and is assignable under applicable Law to the Purchasers in connection with the Transaction is included in the Transferred Assets.

(b) Except as set forth in Schedule 3.20, each of the Company, New SLB Mexico and the Joint Venture is, and has been, in full compliance with all Laws applicable to it or to the conduct or operation of the Business or the ownership or use of any of its assets except where the failure to comply would not have a Material Adverse Effect. No investigation or review by any Governmental Body with respect to the Business (excluding the Non-U.S. Business) is pending or, to the Knowledge of the Seller Group, threatened, nor has any Governmental Body indicated an intention to conduct any such investigation or review.

(c) (i) Each of the members of the Non-U.S. Seller Group is, and has been, in full compliance with all Laws applicable to it or to the conduct or operation of the Non-U.S. Business or the ownership of the Transferred Assets and Assumed Liabilities, except where the failure to comply would not have a Material Adverse Effect and (ii) no investigation or review by any Governmental Body with respect to the Non-U.S. Business or the Transferred Assets is pending or, to the Knowledge of the Seller Group, threatened, nor has any Governmental Body indicated an intention to conduct any such investigation or review.

3.8 Ownership of Property. (a) (i) Schedule 3.8(a)(i) sets forth as of the date hereof (x) an accurate and complete list of all real property with respect to which the Company, the Joint Venture or any of the Non-U.S. Affiliates is an owner and is exclusively used in the Business (the “Owned Real Property”); and (y) an accurate and complete list of all real property with respect to which the Company, the Joint Venture or any of the Non-U.S. Affiliates is a lessee, sublessee, licensee or other occupant or user and is exclusively used in the Business (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) and (ii) except as set forth in Schedule 3.8(a)(ii), neither the Company, the Joint Venture nor any of the Non-U.S. Affiliates is in breach or default under any of the Property Leases to which it is a party, nor to the Knowledge of the Seller Group, is any other party to any of the Property Leases in default thereunder except where such breach would not have a material adverse effect on the value of the Real Property.

(b) Each of the Company, New SLB Mexico and the Joint Venture has good and marketable title to all of its material assets used in the Business (or leasehold interest with respect to its Leased Real Property or licenses with respect to its Other Intellectual Property) free and clear of all Encumbrances, except (i) for inventory sold, consumed or otherwise disposed of in the ordinary course of business, (ii) as set forth in Schedule 3.8(b), or (iii) other Permitted Encumbrances. Each of the members of the Non-U.S. Seller Group has good and marketable title to the material Transferred Assets (or leasehold interest with respect to the Leased Real Property of the Non-U.S. Affiliates) free and clear of all Encumbrances, except (x) for inventory sold, consumed or otherwise disposed of in the ordinary course of business, (y) as set forth in Schedule 3.8(b), (z) licensed Transferred Intellectual Property or (xx) other Permitted Encumbrances.

(c) There are no pending or, to the Knowledge of the Seller Group, threatened condemnation proceedings, lawsuits, orders, notices or administrative actions relating to the Real Property or other matters, which would adversely affect the use, occupancy or value thereto.

(d) Except for the Oconee Environmental Remediation, each facility located on any Real Property is supplied with utilities and other services necessary for the operation of such facility and are provided via public roads or via appurtenant easements or servitudes, each such facility abuts on and has vehicular access to a public road, or has access to a public road via an easement or servitude except in accordance with this Agreement and to the extent such invalidity or transfer could not reasonably be expected to have a material adverse effect on the value of the Real Property.

(e) Each Property Lease is in full force and effect and neither the Company, the Joint Venture, nor any Non-U.S. Affiliate has assigned, transferred, conveyed, mortgaged, deeded in trust or otherwise encumbered any interest in the Leased Real Property except in accordance with this Agreement and to the extent such encumbrance could not reasonably be expected to have a material adverse effect on the value of the Real Property. Each of the Company, the Joint Venture and the Non-U.S. Affiliates has complied in all material respects with the terms of the Property Leases to which it is a party.

(f) No third party consents are required for the transfer of title to the Owned Real Property to the Purchasers.

(g) To the Knowledge of the Seller Group, (i) the offices, facilities and other structures on the Real Property are materially adequate for the uses to which they are currently being put and (ii) there are no applicable adverse zoning, building or land use codes or rules, ordinances, regulations or other restrictions relating to zoning or land use that currently or could reasonably be expected to prevent or cause the imposition of material fines or penalties as a result of the current use of the Real Property or the conduct of the Business as presently conducted.

3.9 Intellectual Property. (a) Schedule 3.9(a) contains a complete and correct list of each issued patent, patent application, registered trademark, trademark application, registered service mark, service mark application, unregistered trademark, unregistered service mark, trade name and copyright registered with the U.S. Copyright Office or its foreign equivalents that is used in and material to the Business and owned by the Seller Group or the Company. All patents, registered copyrights, registered trademarks, and registered service marks described in Schedule 3.9(a) are, to the Knowledge of the Seller Group, valid, enforceable and subsisting. To the Knowledge of the Seller Group, all necessary registration, maintenance and renewal fees in connection with such items have been paid, and all necessary documents and certificates in connection therewith have been filed with the relevant patent, copyright, trademark, other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such items. As of the Effective Date, to the Knowledge of the Seller Group, except as disclosed in the schedules to the Supplemental Agreement, there are no actions that must be taken by the Company or any member of the Seller Group or New SLB Mexico within one hundred twenty (120) days after the Closing Date for the purpose of obtaining, maintaining, perfecting, preserving or renewing such items.

(b) Except as set forth in Schedule 3.9(b) or as could not reasonably be expected to have a Material Adverse Effect, neither the Company nor any member of the Seller Group nor New SLB Mexico has received a “cease and desist letter” or any other written or oral communication from any third party challenging the Company’s, the Joint Venture’s or a Non-U.S. Affiliate’s ownership or rights in any Owned Intellectual Property (as defined below) and there is no action pending or, to the Knowledge of the Seller Group, threatened against the Company, the Joint Venture or any Non-U.S. Affiliate relating to the Business claiming that the Company, the Joint Venture or any Non-U.S. Affiliate has infringed or is infringing or has misappropriated or otherwise violated any Intellectual Property of any third party. To the Knowledge of the Seller Group, there is no unauthorized use, disclosure, infringement or misappropriation of any Owned Intellectual Property by any third party, including, without limitation, any employee or former employee of the Company or any member of the Seller Group or New SLB Mexico. “Owned Intellectual Property” means Intellectual Property used in and material to the Business that is owned or exclusively licensed in perpetuity by the Company (including, without limitation, the Intellectual Property described in Schedule 3.9(a) and the Transferred Intellectual Property). “Other Intellectual Property” means Intellectual Property used in and material to the Business that is not Owned Intellectual Property. “Intellectual Property” means patent disclosures, patent rights (including any and all continuations, continuations-in-part, divisionals, provisionals, reissues, reexaminations, utility, models and design patents or any extensions thereof), inventions, invention disclosures, discoveries and improvements, whether patentable or not, right in trademarks, service marks, service names, logos, or trade dress, works of authorship and right associated with any works of authorship, including copyrights, copyright registrations, rights relating to trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), confidential business, technical and know-how information, Internet domain names, World Wide Web URLs or addresses, software source codes and object codes, databases, and any goodwill symbolized by or associated with any of the foregoing.

(c) The Company, the Joint Venture or a Non-U.S. Affiliate own or otherwise have valid right or license to all Intellectual Property used in and material to the Business. The Purchasers will acquire all right, title and interest in and to the Owned Intellectual Property free and clear of any and all Encumbrances on the Closing Date upon the consummation of the transactions contemplated by this Agreement. The Purchasers will receive a valid and enforceable license to all Other Intellectual Property on the Closing date upon the consummation of the transactions contemplated by this Agreement. The Purchasers’ rights and licenses with respect to the Owned Intellectual Property and Other Intellectual Property will be sufficient for the conduct of the Business.

(d) Schedule 3.9(d) contains a true and complete list of all material licenses, sublicenses and other agreements as to which the Company, the Joint Venture, New SLB Mexico or a member of the Seller Group is a party and pursuant to which any such Person is authorized to use any third party Intellectual Property used in and material to the Business (“Inbound Third Party Licenses”). True and complete copies of all such Inbound Third Party Licenses have been delivered or made available to the Purchasers. To the Knowledge of the Seller Group, all such Inbound Third Party Licenses are valid and enforceable and in full force and effect, and to the Knowledge of the Seller Group, there exists no event or condition that does or will result in a breach or violation of, or constitute (with or without due notice or the lapse of time or both) a default by any party thereunder. To the Knowledge of the Seller Group, no party to any Inbound Third Party License intends to cancel, withdraw, modify or amend such license. All Inbound Third Party Licenses used in and material to the Business as to which a Non-U.S. Affiliate is party are either included in the Transferred Assets or all right, title and interest thereto are held by New SLB Mexico.

(e) Schedule 3.9(d) contains a true and complete list of all material licenses, sublicenses and other agreements as to which the Company, the Joint Venture, New SLB Mexico or a member of the Seller Group is a party and pursuant to which any third party is authorized to use any Owned Intellectual Property or Other Intellectual Property (“Outbound Third Party Licenses”). True and complete copies of all such Outbound Third Party Licenses have been delivered or made available to the Purchasers. To the Knowledge of the Seller Group, all such Outbound Third Party Licenses are valid and enforceable and in full force and effect, and to the Knowledge of the Seller Group, there exists no event or condition that does or will result in a breach or violation of, or constitute (with or without due notice or the lapse of time or both) a default by any party thereunder. All Outbound Third Party Licenses material to the Business as to which a Non-U.S. Affiliate is party are either included in the Transferred Assets or all right, title and interest thereto are held by New SLB Mexico.

(f) The Company and New SLB Mexico have, consistent with reasonable business judgment, taken appropriate steps to protect, preserve and maintain the secrecy and confidentiality of the Company’s and New SLB Mexico’s material confidential information and to preserve and maintain all of its interests and proprietary rights in the Owned Intellectual Property used in and material to the Business. To the Knowledge of the Seller Group, all officers, employees and consultants of the Company, New SLB Mexico and the members of the Seller Group having access to material confidential information of the Company or its customers or business partners have executed and delivered to the Company, New SLB Mexico or a member of the Seller Group an agreement regarding the protection of such proprietary information (in the case of proprietary information of the Company’s customer and business partners, to the extent required by such customers and business partners) and true and complete copies of all such agreements have been delivered or made available to the Purchasers. To the Knowledge of the Seller Group, the Company and New SLB Mexico secured valid written assignments from all of the Company’s and New SLB Mexico’s consultants, contractors and employees who were involved in, or who contributed to, the conception, creation, development, discovery or reduction to practice of any Owned Intellectual Property owned by the Company or New SLB Mexico and used in and material to the Business, of the rights to such contributions that may be owned by such Persons or that the Company or New SLB Mexico does not already own by operation of law. To the Knowledge of the Seller Group, Atos secured valid written assignments from all of Atos’ consultants, contractors and employees who were involved in, or who contributed to, the conception, creation, development, discovery or reduction to practice of any Intellectual Property contributed to the Company pursuant to the Contribution Agreement between the Company and Atos dated January 1, 2003 (the “Contribution Agreement”), of the rights to such contributions that may have been owned by such Persons or that Atos did not obtain ownership by operation of law.

(g) Each member of the Non-U.S. Seller Group has, consistent with reasonable business judgment, taken appropriate steps to protect, preserve and maintain the secrecy and confidentiality of its material confidential information related to or included in the Transferred Assets and to preserve and maintain all of its interests and proprietary rights in the Owned Intellectual Property used in and material to the Business. To the Knowledge of the Seller Group, all officers, employees and consultants of each member of the Non-U.S. Seller Group having access to material confidential information related to or included in the Transferred Assets have executed and delivered to the applicable member of the Non-U.S. Seller Group an agreement regarding the protection of such proprietary information; and true and complete copies of all such agreements have been delivered or made available to Purchasers. To the Knowledge of the Seller Group, each member of the Non-U.S. Seller Group has secured valid written assignments from all of its consultants, contractors and employees who were involved in, or who contributed to, the conception, creation, development, discovery or reduction to practice of any Intellectual Property included in the Transferred Assets, of the rights to such contributions that may be owned by such Persons or that such member of the Non-U.S. Seller Group does not already own by operation of law.

(h) No Person who worked on the creation, development or improvement of the Owned Intellectual Property owned by the Company or New SLB Mexico has any right, license, claim or interest whatsoever in or with respect to any such Intellectual Property.

(i) To the Knowledge of the Seller Group, there has been no publication by the Company, New SLB Mexico or any member of the Seller Group of the inventions claimed in any patents or patent applications included in the Owned Intellectual Property or other activities that would or might invalidate any claim(s) of any such patent or patent applications, except as disclosed to the U.S. Patent and Trademark Office in the course of the prosecution of such patents and patent applications.

(j) The execution, delivery and performance of this Agreement and the transactions contemplated hereby will not: (i) constitute a material breach or default under any instrument, contract, license or other agreement governing any Intellectual Property used in and material to the Business; (ii) cause the forfeiture or termination, or give rise to a right of forfeiture or termination, of any Intellectual Property used in and material to the Business; or (iii) in any way impair the right of the Purchasers to use (including distribute, manufacture, market, license, sell or dispose of in any way) any Intellectual Property used in and material to the Business.

(k) The use, development, manufacture, marketing, distribution, license, sale, furnishing or intended use of any product or service currently utilized, manufactured, marketed, distributed, sold, or furnished by the Company or New SLB Mexico or included in the Transferred Assets does not violate any license or agreement between the Company, New SLB Mexico or any member of the Seller Group and any third party or, to the Knowledge of the Seller Group, infringe any copyright or trade secret or misappropriate any Intellectual Property of any other Person.

(l) There are no fines, forfeitures, notices of apparent liability, orders to show cause or any other administrative or judicial orders outstanding nor any proceedings pending against the Company, New SLB Mexico or the Seller Group or, to the Knowledge of the Seller Group, threatened against the Company or the Seller Group, the effect of which would be the revocation, cancellation, non-renewal, suspension or modification of any licenses issued by the Federal Communications Commission to the Company, New SLB Mexico or any member of the Seller Group (the “FCC Licenses”) where such revocation, cancellation, non-renewal, suspension or modification could reasonably be expected to have a Material Adverse Effect. No action, approval, consent, authorization or other action by or filing with any governmental or quasi-governmental agency, commission, board, bureau or instrumentality, was necessary or required in connection with the Atos’ contribution of the FCC Licenses to the Company or is necessary or required in connection with the Purchaser’s acquisition of the U.S. Stock or otherwise in connection with the consummation of the Transaction.

(m) To the Knowledge of the Seller Group, no Public Software (i) was or is used in connection with the development of any Owned Intellectual Property, or (ii) was or is incorporated in whole or in part, or has been distributed, in whole or in part, in conjunction with any Owned Intellectual Property. “Public Software” means any software that contains, or is derived (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including, but not limited to, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the

Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Standards License (SISL); (G) the BSD License; and (H) the Apache License.

3.10 Labor Relations. (a) Except as set forth on Schedule 3.10(a), (i) there are no pending labor grievances or unfair labor practice claims or charges relating to the Business which, individually or in the aggregate, has, or could reasonably be expected to have, a Material Adverse Effect and (ii) to the Knowledge of the Seller Group, there are no, nor in the past five years have there been any, organizing efforts by any union or other group seeking to represent any three or more employees of the Business, nor is there any pending decertification proceeding relating to the Business.

(b) Except as set forth on Schedule 3.10(b), neither the Company, the Joint Venture nor any Non-U.S. Affiliate is a party to any collective bargaining or similar agreement relating to the Business.

3.11 Employee Plans. (a) Schedule 3.11(a) sets forth all Employee Plans. With respect to each Employee Plan, the Seller Group has made available to Itron, to the extent applicable to such Employee Plan, a copy of the plan document and most recent summary plan description, most recent actuarial report prepared for such Employee Plan, IRS Form 5500 with all attachments for the years ended December 31, 2000, 2001 and 2002, proof of registration of such Employee Plan with the applicable Canadian federal and provincial authorities, trust agreements and the most recent determination or qualification letter from the IRS. There has been no amendment, interpretation or other announcement (written or oral) by the Company, New SLB Mexico, the Seller Group or any ERISA Affiliate relating to, or change in participation or coverage under, any Employee Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining or contributing to such Employee Plan (or the Employee Plans taken as a whole) above the level of expense incurred by the Company or the Non-U.S. Affiliates, as applicable, with respect thereto for the most recent fiscal year included in the Financial Statements.

(b) Except as set forth in Schedule 3.11(b), none of the Company, the Joint Venture or any Non-U.S. Affiliate sponsors, maintains, participates in or contributes to, or has ever sponsored, maintained, participated in, or contributed to (or been obligated to sponsor, maintain, participate in or contribute to), any Title IV Plan.

(c) Each Employee Plan has been established, operated, funded, maintained and administered in all material respects in compliance with its terms and with all applicable Laws, including, without limitation (to the extent applicable), ERISA and the Code. The Seller Group, the Company, New SLB Mexico, the Joint Venture, the ERISA Affiliates (and their respective officers, directors and employees) and, to the Knowledge of the Seller Group, all other Persons (including, without limitation, all fiduciaries) have at all times and in all material respects, properly performed all of their duties and obligations (whether arising by operation of Law or by contract) under or with respect to each Employee Plan, including, without limitation, all reporting, disclosure and notification obligations.

(d) All payments and contributions required by any applicable Law, by the terms of any Employee Plan, or by any agreement relating thereto for periods ending before the Closing Date have been timely made to each Employee Plan or have been accrued by the Seller Group on the Financial Statements in accordance with GAAP in all material respects. All income taxes and wage taxes that are required by Law to be withheld from benefits derived under the Employee Plans have been properly withheld and remitted (unless not yet due) to the appropriate depository or Governmental Body, as applicable.

(e) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Plan’s qualified status under the Code, as amended by those Laws commonly referred to as “GUST”. Nothing has occurred or is reasonably expected by the Seller Group to occur that would reasonably be expected to adversely affect the qualified status of such Employee Plan or the tax-exempt status of its related trust.

(f) None of the Company, the Joint Venture, New SLB Mexico, any ERISA Affiliate or any of their officers, directors or employees nor, to the Knowledge of the Seller Group, any other “party in interest” as defined in ERISA Section 3(14) has engaged in any nonexempt “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Employee Plan.

(g) Except as set forth on Schedule 3.11(g) and other than routine claims for benefits, there are no actions, audits, investigations, suits or claims pending or, to the Knowledge of the Seller Group, threatened against any of the Employee Plans that would reasonably be expected to result in any material liability to the Business, including, without limitation, any audit or inquiry by the IRS, the DOL, the PBGC or any other Governmental Body.

(h) Except as disclosed on Schedule 3.11(h) or required by Section 5.8, and except for severance obligations which arise as a matter of Law, the consummation of the Transaction (either alone or upon the occurrence of any other event or events) will not (i) entitle any of the current or former employees, officers, directors, independent contractors, or agents of the Company, the Joint Venture or the Non-U.S. Affiliates to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, remove any restriction or condition, forgive any indebtedness or increase the amount of compensation or benefits due any such employee, officer, director, independent contractor or agent or (iii) require the Company or the Purchasers to transfer or set aside any assets to fund or otherwise provide for any benefits for any such employee, officer, director, independent contractor or agent.

(i) Neither the Company nor any ERISA Affiliate has incurred any material liability (that will not be satisfied prior to the Closing Date) under Title IV of ERISA. With respect to each Title IV Plan sponsored, maintained or contributed to by the Company or any ERISA Affiliate (or which the Company or any ERISA Affiliate was obligated to sponsor, maintain or contribute to) at any time during the last six years: (i) the Company and each ERISA Affiliate have timely made all contributions that each of them has ever been required to make by operation of Law or by contract to such Title IV Plan, (ii) neither the Company nor any ERISA Affiliate has withdrawn, or intends to withdraw, from such Title IV Plan during a plan year in which it was (or is) a “substantial employer” (within the meaning of Section 4001(a)(2) of

ERISA or the Laws applicable to Employee Plans of the Non-U.S. Affiliates, as applicable), (iii) neither the Company nor any ERISA Affiliate has terminated, or intends to terminate, such Title IV Plan, (iv) neither the PBGC nor any other Person has instituted proceedings or has notified the Company, any ERISA Affiliate or such Title IV Plan that it intends to institute proceedings, to terminate (or appoint a trustee to administer) such Title IV Plan, nor to the Knowledge of the Seller Group, is there a reasonable basis for the commencement of any such proceeding by the PBGC or any other Person, (v) except as set forth on Schedule 3.11(i), no reportable event (as described in Section 4043 of ERISA) for which notice to the PBGC is required has occurred or is threatened or about to occur, including, without limitation, as a result of the consummation of the Transaction, with respect to such Title IV Plan, (vi) no other event or condition has occurred or exists (or is about to occur) which would reasonably be expected to constitute grounds under Section 4042 of ERISA or the Laws applicable to Employee Plans of the Non-U.S. Affiliates, as applicable, for the termination of, or the appointment of a trustee to administer such Title IV Plan, (vii) all required premium payments to the PBGC have been paid when due, (viii) no amendment with respect to which security is required under Section 307 of ERISA or Section 401(a)(29) of the Code has been made, or is reasonably expected by the Seller Group to be made to such Title IV Plan, (ix) such Title IV Plan has been funded in accordance with commercially reasonable actuarial assumptions and practices, which have been consistently applied, (x) the most recent actuarial report prepared for such Title IV Plan fairly presents the financial condition and the results of operations for such Title IV Plan as of the date of such report, in accordance with GAAP, (xi) no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code (or the Laws applicable to Employee Plans of the Non-U.S. Affiliates, as applicable)), whether or not waived, exists, (xii) nothing has occurred and no condition exists that with the passage of time would reasonably be expected to result in an accumulated funding deficiency within six years, and (xiii) none of the Company, any ERISA Affiliate or any Person to which the Company or any ERISA Affiliate is a successor or parent corporation (within the meaning of Section 4069(b) of ERISA) has engaged in a transaction that could reasonably be expected to result in liability to the Company under Section 4069 of ERISA.

(j) Neither the Company nor any ERISA Affiliate contributes, or has been required to contribute within the last six years, to any Multiemployer Plan.

(k) Each “group health plan” as defined in Section 607(1) or 733(a)(1) of ERISA or Section 4980B(g)(2) of the Code or the Laws applicable to Employee Plans of the Non-U.S. Affiliates, as applicable, sponsored, maintained, administered or contributed to by the Company or any ERISA Affiliate has been maintained, administered and operated at all times since its inception in compliance in all material respects with the requirements of Part 6 and 7 of Subtitle B of Title I of ERISA or Section 4980B(f) of the Code (or the Laws applicable to Employee Plans of the ERISA Affiliates, as applicable) and any other Legal Requirements relating to the provision or continuation of health insurance coverage or other welfare benefits (within the meaning of Section 3(1) of ERISA). The Company and each ERISA Affiliate have properly performed, at all times and in all material respects, all obligations, whether arising by operation of Law or by contract, required to be performed by any of them in connection with each such group health plan, including, without limitation, any notification obligations imposed under Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B(f) of the Code (or the Laws applicable to Employee Plans of the Non-U.S. Affiliates, as applicable).

(l) None of the Company, New SLB Mexico the Joint Venture or the Purchasers will have any Liability or expense with respect to any Employee Plan after the Closing, except to the extent such Liability or expense is explicitly assumed by the Purchasers in this Agreement or is explicitly assumed by the Purchasers in a writing signed by Itron and STC, and the Seller Group shall timely pay or accrue on the Financial Statements in accordance with GAAP in all material respects, all contributions and other amounts payable to or under any Employee Plan for periods ending on or before the Closing Date. It is acknowledged that the Purchasers are assuming the liability for the I.A.M.A.W. Employer-Union Pension Plan (Quebec), but only with respect to any Liability or expense related to such Plan arising on and after the Closing Date.

(m) Except as set forth on Schedule 3.11(m), none of the Company, STC, any Non-U.S. Affiliate, the Joint Venture or any Employee Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind, including, without limitation, death and medical benefits, with respect to any current or former officer, employee, director, agent or independent contractor of the Company or any Non-U.S. Affiliate, other than (i) continuation coverage mandated by applicable law, (ii) retirement benefits under any Employee Plan that is qualified under Section 401(a) of the Code, and (iii) deferred compensation that is accrued as a liability on the Financial Statements.

3.12 Certain Contracts. (a) Schedule 3.12 contains a true and complete list of each of the following material contracts relating exclusively to the Business to which a Non-U.S. Affiliate, the Joint Venture or the Company is a party (the “Material Contracts”):

(i) All Contracts providing for a commitment of employment or consultation services and payments in excess of Seventy-Five Thousand Dollars ($75,000) in total or in any one-year period;

(ii) All Contracts with any Person containing any provision or covenant prohibiting or materially limiting the ability of any Non-U.S. Affiliate, the Joint Venture or the Company to engage in any business activity or compete with any Person in relation to the Business;

(iii) All Contracts relating to Indebtedness;

(iv) All Contracts (other than this Agreement) providing for (A) the future disposition or acquisition of any assets or properties individually or in the aggregate material to the Business, other than dispositions or acquisitions in the ordinary course of business and (B) any merger or other business combination;

(v) All Contracts that involve the payment, pursuant to the terms of any such Contract, to or by (with respect to the Non-U.S. Business) any Non-U.S. Affiliate, the Joint Venture or the Company of more than $1,000,000 annually;

(vi) All Contracts relating to any corporate joint venture, partnership, material alliance or similar arrangement relating to the Business;

(vii) Any collective bargaining agreement or other agreement with any labor union; and

(viii) Any employment contract, severance agreement or similar binding agreement or policy with any officer or director of any Non-U.S. Affiliate, the Joint Venture or the Company.

(b) Except for the Excluded Contracts, all Material Contracts to which a member of the Non-U.S. Seller Group is a party are included in the Transferred Assets.

3.13 Absence of Questionable Payments. To the Knowledge of the Seller Group, no director, officer, agent or employee of any member of the Seller Group, the Joint Venture, New SLB Mexico, the Company, or any Affiliate thereof has used any funds of the Business or on behalf of the Business for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to domestic or foreign government officials or others. To the Knowledge of the Seller Group, no current director, officer, agent or employee of the Joint Venture, New SLB Mexico or the Company has accepted or received any unlawful contributions, payments, gifts or expenditures. To the Knowledge of the Seller Group, the Company, New SLB Mexico and the Joint Venture have at all times complied, and are in compliance, in all respects with the Foreign Corrupt Practices Act and all foreign laws and regulations relating to prevention of corrupt practices and similar matters. To the Knowledge of the Seller Group, the Company, New SLB Mexico and the Joint Venture have not received any notice that any transaction was unlawful within the meaning of this Section 3.13.

3.14 Bank Accounts. Schedule 3.14 sets forth the names, locations and account numbers, if applicable, of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes or accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

3.15 Government Contracts. Neither the Company, New SLB Mexico nor the Joint Venture has ever been, nor, to the Knowledge of the Seller Group, as a result of the consummation of the transactions contemplated by this Agreement will the Company, New SLB Mexico or the Joint Venture be, suspended or debarred from bidding on contracts or subcontracts for any Governmental Body, nor to the Knowledge of the Seller Group has such suspension or debarment been threatened or action for suspension or debarment been commenced.

3.16 Orders and Warranties. Schedule 3.16 contains an accurate summary, prepared consistent with past practices, as of December 31, 2003, of the Non-U.S. Affiliates’, the Joint Venture’s and the Company’s total backlog (including all accepted and unfulfilled service contracts) relating to the Business. All such sale and purchase commitments were made in the ordinary course of business. Schedule 3.16 contains an accurate description of the standard warranty policies of the Business. Except as set forth on Schedule 3.16, as of May 31, 2004 there are no exceptions to the standard warranty policies applicable to the assets of the Business sold by any member of the Seller Group, the Company or the Joint Venture.

3.17 Accounts Receivable. All accounts receivable of the Non-U.S. Affiliates, the Joint Venture and the Company reflected in the Financial Statements for 2003 (“Accounts Receivable”) represent uncollected amounts due or to be due for services performed or sales actually made in the ordinary course of business up to December 31, 2003. The Accounts Receivable and the bad debt reserves and allowances reflected in the December 31, 2003 combined balance sheet were calculated in accordance with GAAP consistently applied.

3.18 Inventory. All items in the inventory currently owned by the Company, New SLB Mexico or the Joint Venture or that are included in the Transferred Assets (a) have been valued at the lower of cost or market on a last-in, first-out (LIFO) basis in accordance with GAAP consistently applied and (b) are of a quality and quantity usable and salable in the ordinary course of business.

3.19 Condition of Transferred Assets. The material fixed assets that are included in the Transferred Assets are in reasonable working condition, subject to normal wear and tear, and function in accordance with the use currently intended for them.

3.20 Environmental Matters. Except as set forth on Schedule 3.20:

(a) With respect to the Business, none of the Non-U.S. Affiliates, the Joint Venture or the Company (A) is subject to any compliance order, consent decree, notice, demand, enforcement proceeding or injunction issued or initiated by any Governmental Body relating to any Environmental Law or (B) has received written notice that it is a responsible party or potentially responsible party under or in violation of or noncompliance with any Environmental Law;

(b) To the Knowledge of the Seller Group, no Real Property is contaminated with any Hazardous Substance; and

(c) To the Knowledge of the Seller Group, each of the Non-U.S. Affiliates, the Joint Venture and the Company is in compliance with and has not violated any limitations, restrictions, conditions, standards, requirements, schedules and timetables required or imposed by Environmental Law relating to the Business.

3.21 Litigation. (a) Except as set forth on Schedule 3.21, (i) there is no material action, suit, proceeding or investigation pending or, to the Knowledge of the Seller Group, threatened against the Business and (ii) there is no action, suit, investigation or proceeding pending or, to the Knowledge of the Seller Group, threatened involving the Business that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby or by the Ancillary Agreements.

(b) None of the Company, the Joint Venture or any Non-U.S. Affiliate is in default in respect of any judgment, order, writ, injunction or decree of any court or any Governmental Body relating to the Business that could reasonably be expected to have a Material Adverse Effect.

(c) There are no outstanding or unsatisfied judgments, orders, decrees or stipulations relating to the Business to which any of the Non-U.S. Affiliates, the Joint Venture or the Company is a party, which could reasonably be expected to have a Material Adverse Effect.

3.22 Finders Fee. Except for the arrangement with Morgan Stanley & Co. whereby STC will pay certain of the fees and expenses of Morgan Stanley & Co., neither the Company, the Joint Venture nor any member of the Seller Group has made any arrangement that would obligate the Purchasers, the Company, the Joint Venture or any other member of the Seller Group to pay any fee or commission to (or reimburse expenses of) any broker, finder or similar intermediary for or on account of the transactions contemplated by this Agreement.

3.23 Books and Records. The books and all corporate (including minute books and stock record books) and financial records of the Business are complete and correct and have been maintained in accordance with applicable business practices, laws and other requirements, except where a failure to do so would not have a Material Adverse Effect.

3.24 Transactions with Affiliates. Set forth in Schedule 3.24 is an accurate and complete list and description of all transactions relating to the Business currently in effect by and between a member of the Seller Group, New SLB Mexico, the Joint Venture or the Company on the one hand and their respective Affiliates on the other hand other than (i) agreements concerning the transfer of the Mexican Business or the transfer, ownership or voting of capital stock of the Company or New SLB Mexico or distributions in respect thereof and (ii) customary inter-company administrative services provided to the Business in the ordinary course of business; provided, that except for with respect to the Transition Services Agreement, the Supplemental Agreement, the lease for office space in Montrouge, France and the Environmental Remediation Agreement, the agreements and services referenced in (i) and (ii) above shall be terminated on or prior to the Closing Date.

3.25 Registration with Respect to QST. Schlumberger Canada is duly registered under the Excise Tax Act with respect to the GST and under the Québec Sales Tax Act with respect to the QST and its registration numbers are R119377125 and 1011188521 TQ0006, respectively.

3.26 Residency. Schlumberger Canada is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

3.27 Sufficiency of Stock and Transferred Assets. This Agreement, the Ancillary Agreements and the instruments and documents to be delivered by the Company and the Seller Group to the Purchaser at the Closing shall be adequate and sufficient to transfer to the Purchaser the Seller Group’s entire right, title and interest in and to the Stock and the Transferred Assets. The Stock and the Transferred Assets, when taken together with the rights and services under the Ancillary Agreements, are sufficient in all material respects to permit the Purchasers to carry on the Business as presently conducted by the Seller Group, New SLB Mexico, the Joint Venture and the Company; provided, however, that the Purchasers acknowledge and agree that the Seller Group and their Affiliates provide the assets and services set forth on Schedule 3.27 hereto, which the Purchaser shall need to establish and provide to carry on the Business as presently conducted.

3.28 Competition Act. (a) The aggregate value of the Transferred Assets being sold by Schlumberger Canada hereunder, calculated in accordance with the rules set out in the Competition Act and the Notifiable Transactions Regulations thereunder, does not exceed Cdn.$50 million; and

(b) The aggregate annual gross revenues from sales in or from Canada generated from the Transferred Assets being sold by Schlumberger Canada hereunder, calculated in accordance with the rules set out in the Competition Act and the Notifiable Transactions Regulations thereunder, do not exceed Cdn.$50 million.

3.29 French Eligible Employees. All employees currently employed by Schlumberger France and who work exclusively for the Non-U.S. Business in France are listed as French Employees on Exhibit B hereto (the “French Eligible Employees”).

3.30 Name Change. Schlumberger France changed its name from Schlumberger Systèmes, S.A. to Axalto S.A. as of March 11, 2004. Notwithstanding such name change, the Transferred Assets, Excluded Assets, Transferred Liabilities and Excluded Liabilities attributable to Schlumberger France under this Agreement remain substantially the same as such assets and liabilities before such name change.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

The Purchasers jointly and severally make the representations and warranties set forth in this Article IV to the Company and each member of the Seller Group. Such representations and warranties shall be deemed to be made as of the date hereof.

4.1 Organization of the Purchasers. Each of the Purchasers is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full power and authority to own or lease and to operate and use its properties and assets and to carry on its business as now conducted.

4.2 Authority of the Purchasers. (a) Each of the Purchasers has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by each of the Purchasers have been duly authorized and approved by all necessary action and do not require any further authorization or consent of such Purchaser or its equity holders. This Agreement and the Ancillary Agreements to which each Purchaser is a party are the legal, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their respective terms (except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by general principles of equity and public policy).

(b) Neither the execution and delivery of this Agreement or the Ancillary Agreements to which any Purchaser is a party by such Purchaser, the consummation by each of the Purchasers of any of the transactions contemplated hereby or thereby, nor performance by each of the Purchasers of its obligations hereunder or thereunder will violate, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under the charter, bylaws, trust agreement, partnership agreement, operating agreement, certificate of formation, or certificate of partnership or other constitutive documents of such Purchaser, or any note, instrument, agreement, mortgage, lease, license, franchise, Governmental Permit or judgment, order, award or decree to which such Purchaser is a party, to which any of its properties is subject or by which such Purchaser is bound, except as would not prevent or delay consummation of the transactions contemplated hereby or thereby.

4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the HSR Act, the Competition Act, the Investment Act or Taiwan Company Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Body is necessary for the execution and delivery by any Purchaser of this Agreement or the Ancillary Agreements to which any Purchaser is party or the consummation by the Purchaser of the transactions contemplated hereby or thereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a material adverse effect on any Purchaser’s ability to enter into or perform its obligations under this Agreement or the Ancillary Agreements to which it is a party.

4.4 Financial Ability. The Purchasers have obtained binding commitments for the provision of financing in an amount that, together with other funds of the Purchasers, is sufficient to fund the Purchase Price and the other transactions contemplated by this Agreement in accordance with the terms hereof. True and correct copies of such executed commitments are attached hereto as Exhibit 4.4.

4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission from STC or its Affiliates in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchasers or any of their Affiliates.

4.6 Disclaimer Regarding Estimates and Projections. In connection with the Purchasers’ investigation of the Business, the Purchasers have received certain projections, including projected statements of operating revenues and income from operations of the Business for fiscal years 2003 through 2005 and certain business plan information for such fiscal years and succeeding fiscal years. The Purchasers acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Purchasers are familiar with such uncertainties and that the Purchasers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). Accordingly, STC and its Affiliates make no representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) except that they were prepared in good faith.

4.7 Litigation. There are no judicial or administrative actions, proceedings or investigations pending or, to the Knowledge of the Purchasers, threatened that question the validity of this Agreement or any related agreements or documents or any action to be taken by any Purchaser in connection with this Agreement or any such related agreements or documents or that, if adversely determined, would have a material averse effect on such Purchaser’s ability to enter into or perform its obligations under this Agreement or any of the Ancillary Agreements to which it is a party.

4.8 No Knowledge of Misrepresentations or Omissions. The Purchasers do not have any knowledge that any representation or warranty of STC or Holdings contained in this Agreement is untrue or incorrect in any material respects.

4.9 Purchase for Investment. Itron will acquire the U.S. Stock for its own account for the purpose of investment and not with a view to the resale or distribution of all or any part of the U.S. Stock. Itron represents and warrants that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. Itron understands that the U.S. Stock has not been registered under the Securities Act in reliance on an exemption therefrom under Section 4(2) of the Securities Act and Regulation D thereunder and that the certificates for such securities shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED OR SOLD EXCEPT (1) TO THE COMPANY OR ANY SUBSIDIARY THEREOF OR (2) PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN APPLICABLE EXEMPTION FROM REGISTRATION THEREUNDER.”

4.10 Goods and Services Tax/Harmonized Sales Tax. Itron Canada is duly registered under the Excise Tax Act with respect to the GST and the Harmonized Sales Tax and its registration number is: 883 642 RT0001.

ARTICLE V

COVENANTS

5.1 Certain Agreements. Each of the parties hereto shall use such party’s reasonable best efforts to consummate the Transaction. Each party shall promptly notify the others of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit, or otherwise challenge the legality of or delay the Transaction.

5.2 Further Assurances. Each of the parties hereto agrees to use its reasonable best efforts to take any and all actions required in order to consummate the Transaction and the transactions contemplated by the Ancillary Agreements to which it is a party.

5.3 Conduct of the Business. (a) Except as otherwise set forth in this Agreement, during the period from July 16, 2003 to the Closing Date, STC will cause the Business in the United States and the Mexican Business to be conducted in the ordinary course of business consistent with past practice and Holdings shall cause the Non-U.S. Business other than the Mexican Business to be conducted in the ordinary course of business consistent with past practice. STC shall cause the Company and New SLB Mexico not to and BVI shall cause the Joint Venture not to, without the prior written consent of Itron (which consent shall not be unreasonably delayed or withheld):

(i) Amend its articles of organization or bylaws;

(ii) Issue, transfer, sell or deliver any shares of its capital stock (or options or other securities convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock) or any other interest therein;

(iii) Split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or other property) in respect of such shares, except for dividends and distributions payable by it;

(iv) Redeem, purchase or otherwise acquire for any consideration (A) any outstanding shares of its capital stock or securities carrying the right to acquire or which are convertible into or exchangeable or exercisable for, with or without additional consideration, such capital stock, (B) any of its other securities, or (C) any interest in any of the foregoing, except as contemplated by this Agreement;

(v) Incur any Indebtedness for borrowed money, except borrowings in the ordinary course of business;

(vi) Except for the acquisition by the Company of the capital stock of New SLB Mexico, make any acquisition or disposition of stock or other securities or assets of any Person or materially increase its inventory levels, except acquisitions or dispositions of inventory and equipment in the ordinary course of business consistent with past practice;

(vii) Incur capital expenditures in excess of $250,000 other than capital expenditures set forth in the budgets provided to the Purchasers and attached hereto as Schedule 5.3(a)(vii) or defer or cancel any material contemplated expenditure;

(viii) Merge or consolidate with any corporation or other entity;

(ix) Enter into any employment or similar contract with, or materially increase the compensation payable to, any officer, director or material employee except in the ordinary course of business;

(x) Alter in any material respect its historical practices and policies relating to the payment and collection of accounts payable and accounts receivable;

(xi) Adopt, amend in any material respect or terminate any Employee Plan, severance plan or collective bargaining agreement or make awards or distributions under any Employee Plan, except awards or distributions to any participant or employee in the ordinary course, not to exceed $50,000 in the aggregate;

(xii) Create, assume or suffer to be incurred any Encumbrance of any kind on any of its properties or assets other than Permitted Encumbrances;

(xiii) Except for the amendments to the Technology Transfer and License Agreement and Manufacturing and Support Services Agreement, amend, supplement or modify any Material Contract except in the ordinary course of business;

(xiv) Enter into any agreement, contract or commitment that extends for a period greater than one (1) year or that obligates it to pay aggregate gross amounts in excess of $100,000 or that may produce proceeds to it in amounts in excess of $200,000, except for contracts in the ordinary course of business;

(xv) Commence a lawsuit other than (A) for the routine collection of bills, or (B) in such cases where it determines in good faith that failure to commence suit could have a Material Adverse Effect;

(xvi) Settle any proceeding except for the Patent Litigation and except in the ordinary course of business or in amounts that are not material, individually or in the aggregate, to the Business;

(xvii) Take any action that would cause or constitute a material breach of any of the representations and warranties relating to it set forth in Article III, or that could reasonably be expected to cause any of such representations and warranties to be inaccurate in any material respect;

(xviii) Make or change any election concerning Taxes or Tax Returns, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain or enter into any Tax ruling, agreement, contract, understanding, arrangement or plan; or

(xix) Commit to do any of the foregoing.

(b) Except as otherwise contemplated by this Agreement, during the period from the date hereof to the Closing Date, Holdings shall ensure that, with respect to the Non-U.S. Business, each member of the Non-U.S. Seller Group will not, without the prior written consent of the Purchasers (which consent shall not be unreasonably delayed or withheld):

(i) Acquire, sell, lease or dispose of any equipment that constitutes a Transferred Asset in any single transaction or series of related transactions having a fair market value in excess of $100,000 in the aggregate (other than installation or sales of electricity meters and related reading equipment and services in the ordinary course of business);

(ii) Enter into any contract or agreement other than in the ordinary course of business consistent with past practice, which would be material to the Non-U.S. Business taken as a whole;

(iii) Except as otherwise provided herein, enter into any new Contract obligating the Non-U.S. Business to make payments thereunder in excess of $50,000 in any twelve-month period other than Contracts entered into in the ordinary course of business;

(iv) Take any action with respect to Taxes that could reasonably be expected to have a Material Adverse Effect;

(v) Enter into any employment or similar contract with, or materially increase the compensation payable to, any Eligible Employee of the Non-U.S. Business, except in the ordinary course of business;

(vi) Alter in any material respect its historical practices and policies relating to the payment and collection of accounts payable and accounts receivable of the Non-U.S. Business;

(vii) Adopt, amend in any material respect or terminate any Employee Plan, severance plan or collective bargaining agreement applicable to any Eligible Employee or make awards or distributions under any Employee Plan to any Eligible Employee, except awards or distributions in the ordinary course of business, not to exceed $50,000 in the aggregate;

(viii) Create, assume or suffer to be incurred any Encumbrance of any kind on any of the Transferred Assets other than Permitted Encumbrances;

(ix) Amend, supplement or modify any Assumed Contract except in the ordinary course of business; or

(x) Take or agree in writing or otherwise to take any of the actions described in clauses (i) through (ix) or any action which would make any of the representations or warranties relating to it contained in this Agreement untrue or incorrect in any material respect.

5.4 Access to Information. (a) Between the date hereof and the Closing Date, (i) STC will provide the Purchasers and their authorized representatives with reasonable access during normal business hours to the facilities where the Business is conducted in the United States and Mexico and STC’s, the Company’s and New SLB Mexico’s data, books and records relating solely to the Business conducted in the United States and Mexico and (ii) Holdings will provide the Purchasers and their authorized representatives with reasonable access during normal business hours to the facilities of the Joint Venture and the facilities where the Non-U.S. Business is conducted outside of Mexico, the Non-U.S. Seller Group’s data, books and records relating solely to the Non-U.S. Business outside of Mexico and the data, books and records of the Joint Venture, provided, that (x) the Purchasers agree that such access will give due regard to minimizing interference with the operations, activities and employees of the Business and (y) such access and disclosure would not (A) violate the terms of any agreement by which the Seller Group, New SLB Mexico, the Company or the Joint Venture is bound or any applicable Law or regulation or (B) cause competitive harm to the Seller Group, New SLB Mexico, the Company or the Joint Venture or any of their respective Affiliates if the transactions contemplated by this Agreement are not consummated.

(b) Between the date hereof and the Closing Date, (i) STC shall or shall cause the Company or New SLB Mexico to furnish to the Purchasers and their authorized representatives such existing financial and operating data and other information with respect to the Business conducted in the United States and Mexico and properties thereof as the Purchasers may from time to time reasonably request and (ii) Holdings shall cause the Joint Venture and the Non-U.S. Seller Group to furnish to the Purchasers and their authorized representatives such existing financial and operating data and other information with respect to the Non-U.S. Business outside Mexico and properties thereof, including the Transferred Assets, as the Purchasers may from time to time reasonably request.

(c) Each of the parties hereto will hold and cause its consultants and advisors to hold in confidence all documents and information furnished to it in connection with the Transaction pursuant to the terms of the Confidentiality Agreement, which shall continue in effect notwithstanding anything herein or therein to the contrary.

5.5 Regulatory Issues. (a) HSR Act. (i) Each of the Purchasers and each member of the Seller Group shall make, as necessary, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(ii) In connection with the efforts referenced in Section 5.5(a), each of the Purchasers on the one hand and each member of the Seller Group on the other hand shall (A) use its reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, regarding the transactions contemplated hereby, (B) keep the other party or parties, including their counsel, as the case may be, informed of any material communication by or to such party or its counsel from or to the FTC, the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Body and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (C) permit the other party or parties, as the case may be, and their legal counsel to review, consult with each other in advance of and consider in good faith the views of the other in connection with any correspondence, filings or communications given by it to, or between it and, the FTC, the DOJ or any other Governmental Body or in connection with any proceeding by a private party, regarding the transactions contemplated hereby, and (D) permit the other party or parties and their legal counsel to attend and participate in, any meeting or conference with, the FTC, the DOJ or any such other Governmental Body or, in connection with any proceeding by a private party, with any other Person, regarding the transactions contemplated hereby.

(iii) The Purchasers and the members of the Seller Group and their respective legal counsels may share information, including, without limitation, information that is protected by attorney-client privilege and by the work product doctrine (the “Joint Defense Materials”) solely in order to comply with the provisions of this Section 5.5(a).

(b) Competition Act. The Purchasers, STC and Schlumberger Canada shall make all filings and notifications, if any, required under the Competition Act and the regulations adopted thereunder at least thirty (30) days prior to the Closing Date. The Purchasers shall pay the fees payable to the Competition Bureau or other governmental authorities having jurisdiction in connection with any filings or notifications made pursuant to the Competition Act.

(c) Investment Act. Within thirty (30) days of the Closing Date, the Purchasers shall make the filings, if any, required under the Investment Act.

5.6 Approvals and Consents. (a) The parties shall use their respective commercially reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders, including, without limitation, (i) all regulatory rulings and approvals of any Governmental Body and (ii) all actions, consents, approvals, notifications, novations or waivers from any party to any Material Contract, that is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and timely seek to obtain any such actions, consents, approvals or waivers. In addition, the Company shall give notice of the consummation of the transactions contemplated by this Agreement to certain material suppliers, distributors, licensors and licensees to the extent reasonably requested by Itron and subject to the Company’s reasonable business judgment that such notice is appropriate in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Notwithstanding the foregoing, the Purchasers will, as promptly as practicable, take all steps necessary or desirable to obtain all consents, waivers, approvals, authorizations or orders from, or make all registrations, declarations or filings with and give all notices to all Governmental Bodies or any other Person required by the Purchasers to consummate the transactions contemplated hereby, including, without limitation, (i) holding separate, or causing their respective Subsidiaries or Affiliates to hold separate any portion of their assets, or otherwise conducting its business or any portion of its business in a specified manner and (ii) taking such actions with respect to its assets or the assets of any of their respective Subsidiaries or Affiliates (including selling, licensing, holding separate or otherwise disposing of such assets or agreeing to or permitting any of the foregoing with respect to such assets) that limit the Purchasers’ or their Subsidiaries’ or Affiliates’ (including any Affiliates or Subsidiaries that become Affiliates or Subsidiaries on or after the Closing Date) freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries of Affiliates business, product lines or assets; provided however, that the Purchasers will not be required to take any action that would result in a material adverse effect on the Purchasers and their Affiliates or Subsidiaries (including any Affiliates or Subsidiaries that become Affiliates or Subsidiaries on or after the Closing Date), taken as a whole.

5.7 Public Announcements. On and after the date hereof and through the Closing Date, the Seller Group and the Purchasers shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the Transaction contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the written approval of the other parties, which approval shall not be unreasonably withheld or delayed, except that no such approval shall be necessary to the extent disclosure may be required by law or applicable stock exchange rule or any listing agreement of any party hereto.

5.8 Employees. (a) The parties hereto intend that there will be continuity of employment with respect to all Eligible Employees who become Transferred Employees. Accordingly, the employment of all of the employees of the Business (other than those employees who are not actively at work on the Closing Date due to short-term or long-term disability leave), including, without limitation, those named on Exhibit B who are employed by the Company, New SLB Mexico or a member of the Seller Group in connection with the Business immediately prior to the Closing (the “Eligible Employees”), shall either be automatically transferred to and continued by the Purchasers (where applicable law provides for an automatic transfer of employees upon the sale of the stock of an employer or the transfer of assets or of a business as a going concern), or the Purchasers shall offer employment to commence as of the Closing Date to all of the Eligible Employees. The Company, New SLB Mexico and the Seller Group shall take all steps necessary to transfer employees of the Business who are not Eligible Employees (including, without limitation, those on short-term or long-term disability leave) to STC or another ERISA Affiliate prior to the Closing Date in such a way as to assure that such employees will not lose any of the employee benefits to which they are entitled immediately prior to such transfer. In the event any such employee becomes capable of returning to active employment in their prior position (as determined in accordance with the terms of the Seller Group’s disability plan) within six months after the Closing Date, the Company or the Purchasers shall offer employment to such employee, commencing on the date such employee is capable of returning to active employment upon terms no less favorable than would have been offered to such individual had he been a Transferred Employee as of the Closing Date, and, upon acceptance of such offer and commencement of such employment, such employee shall become a Transferred Employee (provided such commencement occurs within six months after the Closing Date). Purchasers agree to provide an appropriate liaison to work with the Seller Group’s disability plan administrator regarding plan administration issues. The Purchasers shall reimburse STC for all reasonable expenses incurred by STC to provide employee benefits, including short-term disability payments and health benefits, after the Closing Date to any such transferred employee who is on short-term disability leave as of the Closing Date for so long as such employee remains on short-term disability leave. Notwithstanding the first sentence of this Section 5.8(a), the Purchasers agree that certain Eligible Employees, who participate in, and meet the requirements to begin receiving an immediate early or normal retirement pension from, the Schlumberger Technology Corporation Pension Plan and whose employment would otherwise be automatically transferred or continued, may retire the day immediately prior to the Closing Date, and the Purchasers shall offer employment to such Eligible Employees to commence as of the Closing Date. Those Eligible Employees who either transfer and continue employment or accept the Purchasers’ offer of employment and commence working with the Purchasers on the Closing Date shall hereafter be referred to as “Transferred Employees”. To the extent Transferred Employees are covered by a collective bargaining agreement, the Purchasers shall assume such agreement, become the successor employer thereunder, comply with the terms and conditions thereof, and be solely responsible for all obligations thereunder with respect to the Transferred Employees on or after the Closing Date; provided, however, that the Seller Group shall be responsible for, and shall indemnify, release and hold harmless the Company and the Purchasers from and against, any Damages arising as a result of, or relating to, any breach by any member of the Seller Group or the Company of any collective bargaining agreement prior to the Closing. For a period of not less than twelve (12) months beginning on the Closing Date, the Company or the Purchasers shall provide to each Transferred Employee who is not covered by a collective bargaining agreement, compensation and employee benefits that are not materially less favorable, in the aggregate, than those provided to such Transferred Employee by the Company or the Non-U.S. Affiliates immediately prior to the Closing Date, excluding retiree medical, retiree life insurance and defined benefit pension benefits. The Seller Group agrees that the Company and the Purchasers shall have satisfied the requirements of the preceding sentence with respect to employee benefits, if Transferred Employees are eligible to participate in the plans identified in Schedule 5.8(a) under terms that are not less favorable than those provided to similarly situated employees of the Purchasers; provided, however, that eligibility to participate in such plans shall not be deemed to be the only method by which the Company and the Purchasers can satisfy such requirements. To the extent length of service is relevant for purposes of eligibility and vesting (but not benefit accrual) under any employee benefit plan, program, policy or arrangement of the Company or the Purchasers extended to Transferred Employees (and for purposes of determining vacation, sick leave and severance), Transferred Employees shall receive credit for their service with the Company and its ERISA Affiliates prior to the Closing Date. With respect to each “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, extended to Transferred Employees by the Company or the Purchasers, the Purchasers shall (i) waive any pre-existing condition limitations and exclusions with respect to each Transferred Employee and his or her eligible spouse and dependents to the extent that the Transferred Employee and his or her eligible spouse and dependents are covered, immediately prior to the Closing Date, with respect to such condition under a similar Employee Plan, and (ii) recognize for purposes of annual deductible and out-of-pocket limits any deductible and out-of-pocket expenses paid by Transferred Employees and their spouses and dependants under similar Employee Plans during the calendar year in which the Closing Date occurs. The Purchasers shall cause their respective health plan(s) to be responsible (subject to and in accordance with the terms of the applicable plan) for all health benefit claims incurred by Transferred Employees and their covered dependants on and after the Closing Date while the Company shall cause its respective health plans(s) to be responsible (subject to and in accordance with the terms of the applicable plan) for all health benefit claims incurred by Transferred Employees and their covered dependents prior to the Closing Date. Notwithstanding the foregoing, with respect to Transferred Employees located in Canada, France, Taiwan, or Mexico, to the extent necessary under local legislation or labor law requirements to avoid any liability of the Seller Group to Transferred Employees, the Purchasers shall maintain salaries, wages, bonus, incentive and other terms and conditions of employment and shall also offer at least equivalent employee benefits on an individual per employee basis (and not just in the aggregate), including, without limitation, taking into account each such employee’s total retirement benefits had they remained in the Seller Group’s retirement plans. If, within the twelve (12) month period following the Closing Date, the Purchasers terminate any Transferred Employee without cause, the Purchasers shall provide severance pay to such Transferred Employee equal to the greater of the severance pay that such employee would have been entitled to, taking into account service with both the Purchasers and the Seller Group and their Affiliates and applicable law, under either (i) the Company’s severance plan covering such Transferred Employee immediately prior to the Closing or (ii) the Purchasers’ severance plan covering such Transferred Employee at the time of his or her termination.

(b) (i) Effective as of the close of business on the date immediately preceding the Closing Date, all Eligible Employees shall be 100% vested in their benefits under each Employee Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA, and STC shall take all actions necessary to accomplish such vesting.

(ii) On the Closing Date, the Seller Group shall transfer to the Purchasers (or such other person(s) as the Purchasers may designate) (A) the health care spending accounts and the dependent care spending accounts of all Transferred Employees under the Schlumberger Cafeteria, Health Care Spending Account and Dependent Care Spending Account Plan (such plan is referred to hereinafter as the “Schlumberger Cafeteria Plan” and such accounts are referred to hereinafter, collectively, as the “FSAs”) and the Purchasers shall assume all liabilities related thereto, subject to the truth of the Seller Group’s representations and warranties under Article III and the Seller Group’s proper performance of its obligations under this paragraph (ii), and (B) a cash payment equal to the amount by which the aggregate salary reductions (and other contributions) made for 2004 by Transferred Employees under the FSAs on or before the Closing Date exceed the aggregate claims for 2004 paid to Transferred Employees under the FSAs on or before the Closing Date; provided, however, that to the extent the aggregate salary reductions (and other contributions) made for 2004 by Transferred Employees under the FSAs on or before the Closing Date are exceeded by the aggregate claims for 2004 paid to Transferred Employees under the FSAs on or before the Closing Date (the “FSA Deficit”), Purchasers shall transfer to the Seller Group a cash payment equal to the FSA Deficit. Within a reasonable period of time after the signing of this Agreement (and, in any event, prior to the Closing Date), the Seller Group shall provide to the Purchasers copies of the 2004 Schlumberger Cafeteria Plan elections of all Eligible Employees. At or before the Closing, the Seller Group shall provide the Purchasers with the calculation of the amount to be transferred pursuant to clause (B) above.

(iii) The Purchasers shall establish (or, if previously established, continue to maintain) a U.S. tax qualified 401(k) plan (“Purchaser 401(k) Plan”), and all U.S. based Transferred Employees shall be eligible to participate in Purchaser 401(k) Plan effective as of the Closing Date. Subject to the last sentence of this paragraph (iii), as soon as practicable following the Closing Date and the contribution of the prorated discretionary employer contribution for 2004 (but in no event later than April 1, 2005), the Seller Group’s 401(k) Plan shall transfer to the Purchaser 401(k) Plan (i) the obligation for benefit payments to Transferred Employees under the Seller Group’s 401(k) Plan and (ii) an amount of assets, in cash or kind, as agreed to by STC and Itron, equal to the aggregate account balances of the Transferred Employees under the Seller Group’s 401(k) Plan, determined as of a valuation date agreed to by STC and Itron; provided, however, that to the extent a Transferred Employee’s account balance consists in whole or in part of an outstanding loan, the Seller Group’s 401(k) Plan trustee shall transfer and assign to the Purchaser 401(k) Plan trustee, and the Purchaser 401(k) Plan trustee shall accept and assume in lieu of cash, the promissory notes and related documents evidencing such loan. The Purchaser 401(k) Plan shall, both at the time of its adoption and when the transfers described herein are made, (i) be tax-qualified under Section 401(a) of the Code, (ii) preserve all optional forms of benefits and other rights within the scope of Section 411(d)(6) of the Code to the extent required by such Code Section, and (iii) meet all the requirements of Section 401(k) of the Code with respect to amounts being transferred hereunder which originally were contributed pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Code. Notwithstanding anything contained herein, STC shall not be required to transfer any amounts from the Seller Group’s 401(k) Plan to the Purchaser 401(k) Plan until Itron delivers to STC a copy of (A) a favorable determination letter issued by the IRS with respect to the Purchaser 401(k) Plan or (B) assurances satisfactory to STC that Itron will timely request a favorable determination letter from the IRS and make any and all amendments as may be required by the IRS to receive such determination letter. In no event shall any obligation to make benefit payments be transferred from the Seller Group’s 401(k) Plan to the Purchaser 401(k) Plan prior to the transfer to the Purchaser 401(k) Plan of all assets related to such obligation. As soon as practicable following the date hereof, the Seller Group’s 401(k) Plan shall be amended to eliminate all distribution options for Transferred Employees other than a lump sum option, and such amendment will be effective as soon as allowed by applicable regulations, but in no event earlier than the Closing Date. No assets or obligation to make benefit payments shall be transferred from the Seller Group’s 401(k) Plan to the Purchaser 401(k) Plan until such elimination is effective.

(iv) As of the Closing Date, the Purchasers shall assume, honor and be responsible for any accrued but unused vacation time up to 240 hours per Transferred Employee (or, solely with respect to employees of the Non-U.S. Business, any additional amount required by Law) to which any Transferred Employee is entitled pursuant to the vacation policy applicable to such employee immediately prior to the Closing Date, and, with respect to employees in the United States, the Seller Group shall promptly reimburse the Company, the Joint Venture and the Purchasers for any and all expenses, costs or liabilities incurred by any of them with respect to unused vacation in excess of 240 hours per Transferred Employee, including, without limitation, any amounts paid to a Transferred Employee to cash-out such excess. The Closing Balance Sheet shall be adjusted to reflect STC’s payment of vacation amounts in excess of 240 hours per employee. The Purchasers shall allow such Transferred Employee to use such accrued vacation, which shall be nonforfeitable, in accordance with the Purchaser’s vacation policy applicable to similarly situated employees of Purchaser; provided, that the Purchasers shall be liable for and pay in cash an amount equal to the value of any remaining accrued vacation time to any Transferred Employee upon such employee’s termination of employment with the Company and the Purchasers.

(c) The Seller Group shall make reasonably available to the Purchasers such actuarial, financial, personnel and related information as may be reasonably requested by the Purchasers with respect to any Employee Plan as it relates to a Transferred Employee, including but not limited to, compensation and employment histories. In addition, the Seller Group shall give the Purchasers reasonable access to Eligible Employees after the signing of this Agreement, and prior to the Closing Date, for purposes of facilitating the Purchasers’ obligations under this Section 5.8 or as Purchaser may deem necessary to ensure the orderly transition of the workforce.

(d) The terms of this Section 5.8 shall continue in full force and be binding upon any purchaser, successor, or assign of the Purchasers or any of their respective businesses or assets, and the Purchasers shall make proper provision such that any such purchaser, successor, or assign shall expressly agree to assume and honor the Purchasers’ obligations under this Section 5.8.

(e) Without limiting the generality of any other provision of this Agreement, the Purchasers shall defend, indemnify and hold the Seller Group harmless from and against any and all liability, damages, costs and expenses (including, without limitation, court costs and attorneys’ fees) the Seller Group may incur in connection with any constructive or wrongful termination or dismissal claim asserted by any employee of the Business located in Canada, France or Mexico relating to or arising in connection with any act or omission of the Purchasers, including, without limitation, (a) the Purchasers not offering any such Canadian, French or Mexican employee employment on substantially the same terms and conditions (including location) as such employee’s employment terms and conditions with the Seller Group, (b) the Purchasers not complying or continuing to comply with the provisions of this Section 5.8 or (c) any liability to make payment of pension or other benefits accrued by Transferred Employees after the Closing Date, but excluding severance obligations that arise as a matter of law solely as a result of the consummation of the Transaction (but not as a result of Purchasers’ breach of their obligations under this Section 5.8), which severance obligations are to be shared with the Seller Group as described in the second sentence of Section 5.8(g) below.

(f) Purchasers shall be responsible for and shall indemnify and hold harmless the Seller Group from and against any Damages related to severance costs of any kind associated with the termination or constructive termination of a Transferred Employee’s employment on or after the Closing Date. Purchasers and the Seller Group agree to share equally severance costs incurred as a result of the severance obligations with respect to Transferred Employees that arise as a matter of Law solely as a result of the consummation of the Transaction (but not as a result of Purchasers’ failure to offer equivalent benefits or Purchasers’ breach of their obligations under this Section 5.8, as described in Section 5.8(f) above).

(g) The employment agreements of the Transferred Employees of Schlumberger France being automatically transferred pursuant to Article L 122-12 of the French Labor Code, Itron France shall be subrogated in all obligations of Schlumberger France under any contract, undertaking or any other agreement whatsoever regarding the Transferred Employees of Schlumberger France entered into with Schlumberger France prior to the Closing Date.

(h) STC shall retain all obligations and Liabilities related to, the Sangamo Electric Company Retirement Wage Plan (the “Sangamo Plan”). The Closing Balance Sheet shall be adjusted to reflect the Seller Group’s assumption of liability for the Sangamo Plan pursuant to Exhibit 2.5. The Seller Group shall indemnify, hold harmless and defend the

Company and the Purchaser Indemnified Parties from and against any and all Damages and obligations incurred, directly or indirectly, by any of them in connection with the Sangamo Plan. This indemnity shall be in addition to, and not in lieu of, any indemnity the Company or the Purchaser Indemnified Parties may have under Article VII hereof or any other provision of this Agreement, shall not be subject to any of the limitations set forth in Section 7.1(c)(i) hereof, and shall survive the Closing indefinitely.

(i) The parties acknowledge that, following the Closing, the Company or the Purchasers may terminate the employment of or, subject to the constraints set forth in this Section 5.8, change the place of work, responsibilities, status, compensation, employee benefits or description of, any employee or group of employees, including, without limitation, any Transferred Employee, at any time.

(j) The parties acknowledge that for the period beginning on the Closing Date and ending on July 4, 2004, the Transferred Employees who are paid bi-weekly on an hourly basis shall remain on the payroll (but not benefits) of the Seller Group. The Purchasers shall promptly reimburse the Seller Group for any and all amounts paid or attributable to the Transferred Employees during such period. All other Transferred Employees shall terminate on the payroll and the benefits of the Seller Group on the Closing Date.

(k) The parties acknowledge that following Closing and during the month of July 2004, the Purchasers shall pay all retention bonuses and all amounts pro-rated up to June 30, 2004 under the Management Incentive Plan maintained by Seller Group with respect to the Transferred Employees at the time and in accordance with the terms of the plans governing such payments. Upon notification by the Purchasers that all such payments have been properly made, Seller Group shall, as soon as practicable, reimburse the Purchasers any and all such amounts paid on its behalf

5.9 Taxes of Non-U.S. Seller Group. Subject to the provisions of Section 5.14, the Non-U.S. Seller Group shall pay all Taxes (excluding any Taxes reflected on the Adjusted Balance Sheet pursuant to paragraph 3(g) of Exhibit 2.5) as levied by any jurisdiction with respect to the ownership, use or operation of the Transferred Assets prior to the Closing Date and the Purchasers or their Affiliates shall pay all such Taxes with respect to ownership, use or operation of the Transferred Assets after the Closing Date.

5.10 Tax Returns. (a) Itron shall cause the Company to consent to join, for all taxable periods ending before the Closing Date for which it is eligible to do so, in all consolidated, combined, or unitary Tax Returns of or including STC or its other Affiliates that STC requests it to join. STC shall prepare and timely file or cause to be prepared and timely filed all such consolidated, combined, or unitary Tax Returns of the Company and all other Tax Returns of the Company and New SLB Mexico required to be filed prior to the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate for all periods covered by such Tax Returns. Holdings shall cause the Joint Venture to prepare and timely file and/or join in all such consolidated, combined, or unitary Tax Returns of the Joint Venture and all other Tax Returns of the Joint Venture required to be filed prior to the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate for all periods covered by such Tax Returns.

(b) Itron shall prepare and timely file or caused to be prepared and timely filed all Tax Returns of the Company, New SLB Mexico and the Joint Venture (other than consolidated, combined, or unitary Tax Returns) for all periods ending prior to the Closing Date that are required to be filed after the Closing Date and all periods that begin before the Closing Date and end after the Closing Date. Not later than five (5) days before the due date for the payment of Taxes with respect to any such Tax Returns, STC (in the case of a Company or New SLB Mexico Tax Return) or Holdings (in the case of a Joint Venture Tax Return) shall pay or cause to be paid to Itron (on behalf of itself and the other Purchasers) the amount of Tax due on such Tax Returns which is properly allocable to periods ending prior to the Closing Date and which has not been reflected on the Adjusted Balance Sheet pursuant to paragraph 3(g) of Exhibit 2.5.

(c) From and after the Closing Date, STC and Holdings, on the one hand, and the Purchasers, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns.

(d) The Seller Group and the Purchasers shall file their respective income tax returns in accordance with Section 2.3.

(e) For purposes of this Agreement (including, without limitation, Sections 5.9 and 7.3), Taxes shall be computed based on the closing of the books method as of the end of the Closing Date; provided, however, that (i) exemptions, allowances and deductions (such as depreciation deductions) allowed in a period beginning before and ending on or after the Closing Date and which are calculated on an annual basis shall be prorated on a per diem basis, (ii) Taxes resulting from any act (other than the Section 338(h)(10) Elections), transaction or omission of the Purchasers, the Company or the Joint Venture that occurs after the Closing and which is not in the ordinary course of business shall be allocated to a period beginning after the Closing Date, and (iii) in the case of any Tax imposed upon the ownership, use, operation or holding of real or personal property, such Taxes shall be prorated based upon the number of days of such period included in the pre-Closing Tax period (which period shall include the Closing Date) and the number of days of such Tax period after the Closing Date.

5.11 Tax Contests. (a) With respect to any audit, court proceeding or other dispute with respect to any Tax matter (each a “Tax Contest”) that (i) arises in a consolidated, combined or unitary Tax Return that includes a period (or portion thereof) ending before the Closing Date and that includes the Company or the Joint Venture or (ii) otherwise relates to the Company, the Joint Venture, New SLB Mexico or the Transferred Assets for any period (or portion thereof) ending before the Closing Date, STC or Holdings, as appropriate, shall have the right to represent the interests of the Company, the Joint Venture, New SLB Mexico and other members of the Seller Group, to employ counsel of its choice at its expense and to control the conduct of such Tax Contest, including settlement or other disposition thereof; provided, however, that STC or Holdings, as appropriate, shall allow the Purchasers and their counsel to participate in, but not control, any such Tax Contest (to the extent that it relates to the Company, the Joint Venture, New SLB Mexico or the Transferred Assets) at the Purchasers’ sole expense, provided, further, that STC or Holdings, as appropriate, shall keep the Purchasers fully and timely informed with respect to the commencement, status and nature of any Tax Contest involving any Tax liability of the Company, the Joint Venture or New SLB Mexico or with respect to the Transferred Assets for such taxable periods; provided, further, that if the results of any such Tax Contest (other than a Tax Contest arising under the Code or under any other Law in which the Company is considered a new taxpayer after the Closing Date by virtue of a Section 338(h)(10) Election) involve an issue that (x) recurs in any taxable period (or portion thereof) of the Purchasers, the Company, New SLB Mexico or the Joint Venture beginning after the Closing Date or (y) otherwise may reasonably be expected to materially and adversely affect the Purchasers, the Company, the Joint Venture New SLB Mexico or any of their respective Affiliates for any taxable period (or portion thereof) beginning after the Closing Date, then there shall be no settlement, closing or other agreement with respect to that issue without the consent of such affected party, which consent shall not be unreasonably withheld or delayed. The Purchasers shall have the right to control the conduct of any Tax Contest relating to the Company, the Joint Venture, New SLB Mexico or the Transferred Assets with respect to any Tax matter arising in a period (or portion thereof) beginning after the Closing Date.

(b) The Purchasers and the members of the Seller Group shall cooperate with each other and the other’s representatives in a prompt and timely manner in connection with any Tax Contest. Such cooperation shall include, but not be limited to, making available to the other party and its representatives, during normal business hours, all books, records, returns, documents, files, other information (including, without limitation, working papers and schedules), officers or employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with any Tax Contest requiring any such books, records and files.

(c) To the extent not inconsistent with this Section 5.11, the provisions of Section 7.2 shall apply with respect to any Tax Contest.

5.12 Signage and Labels. Notwithstanding any provision of this Agreement to the contrary, the Purchasers will not use or employ in any manner, directly or indirectly, the Seller Retained Names, except as set forth in this paragraph below. The Purchasers will remove the Seller Retained Names from all assets, properties and all other items related to the Business as soon as practicable but in any event within ninety (90) days after the Closing Date; provided, however, that (a) with respect to assets, properties and other items that will require tooling changes to remove the Seller Retained Names, the Purchasers shall have one hundred eighty (180) days from the Closing Date to remove such items, (b) with respect to the existing inventory of finished goods as of the Closing Date, the Purchasers shall have the right to ship such goods without removing the Seller Retained Names and (c) with respect to historical items detailing, chronicling and displaying the history of the development and production of electric meters (as now exists in show cases at the Company’s Oconee facility), Seller Retained Names need not be removed. The Purchasers may not use publicly any business records without first removing or obliterating all portrayals or references to any of the Seller Retained Names contained in such records.

5.13 [Intentionally Omitted]

5.14 Transfer and Sales Taxes. Except for the registration tax on the transfer of the French assets that shall be split equally between Itron France and Schlumberger France, the Purchasers shall be liable for and shall pay all sales, goods and services, health services, use, transfer, documentation, recording and similar Taxes (including, without limitation, title recording or filing fees, mutation taxes and other amounts payable in respect of transfer filings) payable upon and incurred in connection with the Asset Sale and the sales by Distribucion and Servicios of their assets related exclusively to the Business to New Distribucion and New Servicios as described in the recitals hereto. The Purchasers and the Seller Group shall consult with each other in good faith and shall cooperate fully with each other in planning for the reduction or elimination of any such Taxes in accordance with applicable Laws.

5.15 Xcel Litigation and the Oconee Environmental Remediation. The Purchasers shall cooperate fully with STC and its representatives in a prompt and timely manner in connection with the Xcel Litigation and the Oconee Environmental Remediation. Such cooperation shall include, without limitation, making available to STC and its representatives, during normal business hours, all books, records, documents, files, other information, officers, employees (without substantial interruption of employment) or other relevant information necessary or useful in connection with the Xcel Litigation or the Oconee Environmental Remediation, granting STC and its representatives access to the Company’s Oconee facility, and permitting STC and its representatives to take any action reasonably necessary to perform STC’s obligations with respect to the Oconee Environmental Remediation.

5.16 [Intentionally Omitted]

5.17 Canadian Tax Elections. Schlumberger Canada and the Itron Canada shall jointly elect in prescribed form to have Section 22 of the Income Tax Act (Canada), Section 184 of the Taxation Act (Québec) and the equivalent or comparable provisions in any provincial, territorial, municipal, regional, urban, local or any other statute or law apply to any and all of the Transferred Assets. Such joint elections shall allocate the consideration among the accounts receivable forming part of the Transferred Assets in accordance with the Section 1060 Allocation. Schlumberger Canada and Itron Canada shall cooperate fully in the joint filing of the aforesaid elections as required by the Income Tax Act (Canada) or the Taxation Act (Québec), and equivalent or comparable provisions of any other statute or Law.

5.18 GST and QST. Schlumberger Canada and Itron Canada shall, prior to the transfer of the Transferred Assets, be duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act with respect to the GST and under Division I of Chapter VIII of Title I of the Québec Sales Tax Act with respect to the QST. Both Schlumberger Canada and Itron Canada shall cooperate fully with each other and make any and all elections required in order that the minimum possible GST and QST, if any, be payable in connection with the transactions contemplated hereby involving the Transferred Assets. Schlumberger Canada and Itron Canada shall jointly elect in prescribed form under Subsection 167(1) of the Excise Tax Act (and under any corresponding provisions of the Québec Sales Tax Act) that no tax be payable pursuant to (i) Part IX of the Excise Tax Act or (ii) the Québec Sales Tax Act, with respect to the sale of the Transferred Assets under this Agreement. Schlumberger Canada and Itron Canada shall make such elections in prescribed form containing the prescribed information pursuant to the said legislation. For the avoidance of doubt, Schlumberger Canada will complete, sign, and deliver to Itron Canada all necessary forms required to make the joint elections on the Closing Date. Itron Canada shall file the joint elections with the returns required to be filed by Itron Canada under the Excise Tax Act and the Québec Sales Tax Act for Itron Canada’s reporting period in which the sale is made, in compliance with the requirements of such Law.

5.19 Section 338(h)(10) Elections. STC and Itron shall take all actions necessary and appropriate (including timely filing such forms, Tax Returns, elections, schedules and other documents as may be required), at each party’s cost and expense, to effect and preserve a timely election under Section 338(h)(10) of the Code and Section 338(g) of the Code in accordance with the requirements of Section 338 of the Code and any elections under corresponding or similar provisions of Law as specified by Itron at or prior to the Closing or pursuant to the notice provisions of Section 8.2 with respect to the purchase and sale of the U.S. Stock and the deemed purchase and sale of capital stock of New SLB Mexico, respectively (the “Section 338(h)(10) Elections”). STC and Itron shall each report, for Tax purposes, the transactions contemplated herein consistent with the Section 338(h)(10) Elections and shall take no Tax position in any Tax Return, any discussion with or proceeding before any Governmental Body, or otherwise, or take any action contrary thereto or inconsistent therewith unless and to the extent required to do so under applicable Law or pursuant to a determination (as defined in Section 1313(a) of the Code or any similar provision of Law).

5.20 Covenants Not to Compete or Solicit. (a) During the five-year period commencing on the Closing Date, no member of the Seller Group nor any of their Affiliates shall design or manufacture electricity meters or electricity instrument transformers, whether directly or indirectly, for its account or otherwise, or as a shareholder, owner, partner, principal, agent, joint venturer, consultant, advisor, franchisor or franchisee, independent contractor or otherwise, in, with or of any Person that engages in such activities.

(b) During the two-year period commencing on the Closing Date, no member of the Seller Group nor any of their Affiliates shall, directly or indirectly, solicit or encourage to leave the employment of the Purchasers or any of their Affiliates, any Transferred Employee hired by the Purchasers, or have any arrangement (financial, consulting or otherwise) with any such individual; provided, that this Section 5.20(b) shall not apply to any Transferred Employee whose employment is terminated by the Purchasers.

(c) Notwithstanding anything else contained herein, the Purchasers hereby acknowledge and agree that the “Business” (as defined in the Actaris Agreement and set forth on Exhibit 5.20 hereto) shall be conducted in all respects, as applicable, in compliance with the terms and conditions of the Actaris Agreement set forth on Exhibit 5.20 hereto.

5.21 Offering Information. In the event of any public offering or private placement initiated by the Purchasers, involving or relating to the Company, the Joint Venture or the Business or any financing of the Purchasers’ purchase hereunder (each, an “Offering”), (i) the Purchasers shall promptly notify STC in writing of any such Offering at least fifteen (15) days prior thereto; (ii) the Purchasers shall have the right to include in the offering memorandum or prospectus (and any amendments thereto or modifications thereof) used in connection with such Offering such information relating to the Business, the Company and the Joint Venture, including, without limitation, the operations of the Business or ownership of the Company or the Joint Venture during the period on or prior to the Closing Date (including the Financial Statements) and the transactions contemplated hereby as is customary for a transaction of the type of the Offering (the “Offering Information”), and to include such Offering Information in any filing made with, or submitted to, any third party or Governmental Body in connection with such Offering; provided that STC will have the right to review and approve (which approval shall not be unreasonably withheld or delayed) any Offering Information, filing or submission or any amendments thereto or modifications thereof prior to the Purchasers’ distribution of it to or filing of it with any third party; and the Purchasers will not seek to recover from STC or any of its Affiliates or their employees, directors, officers, representatives or agents (including pursuant to the indemnification under Article VII hereof) for any Damages incurred or sustained by the Purchasers or their employees, directors, officers, representatives or agents in connection with any such Offering. The Purchasers shall be entitled to distribute an offering memorandum or prospectus containing the Offering Information to the extent reasonably necessary to complete the Offering; provided that STC shall have the rights to set forth in the previous sentence with respect to any such offering memorandum or prospectus and any amendments thereto or modifications thereof.

5.22 Cooperation with Itron’s 8-K. STC shall, and shall cause the Company and New SLB Mexico to, and Holdings shall, and shall cause each member of the Seller Group and the Joint Venture to, reasonably cooperate with Itron in connection with Itron’s preparation of a report or reports on Form 8-K and Form 8-K-A as applicable, in connection with the Transaction as required by the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Securities Exchange Act”).

5.23 Cooperation with Financing. STC shall, and shall cause the Company and New SLB Mexico to, and Holdings shall, and shall cause each member of the Seller Group and the Joint Venture to, reasonably cooperate with the Purchasers (and use commercially reasonable efforts to cause PricewaterhouseCoopers to reasonably cooperate with the Purchasers) to the extent necessary in connection with the consummation and syndication of the debt financings undertaken by the Purchasers in connection with the transactions contemplated hereby and in connection with the preparation of written offering materials used to complete such financings; provided that such materials such comply with Section 5.21, which cooperation shall include (i) providing reasonable and customary management and legal representations to PricewaterhouseCoopers and (ii) arranging (to the extent requested in writing by Itron) for employees of the Business to participate in such presentations, road shows and due diligence meetings as may reasonably be required in relation to such financing. The Purchasers agree to give due regard to minimizing interference with the operations, activities and employees of the Business. Without limiting the foregoing, between the date hereof and the Closing, STC shall use commercially reasonable efforts to (i) deliver to Itron as soon as practical and in any event on or before the date that is fifteen (15) days from the date hereof, the Financial Statements in a form that complies with Regulation S-X and (ii) deliver to Itron true and complete copies of the unaudited combined balance sheet of the Business for each calendar quarter after December 31, 2002 that ends at least forty-five (45) days prior to such consummation and syndication of the debt financings undertaken by the Purchaser in connection with the transactions contemplated hereby and the related combined statements of operations, changes in shareholder’s equity and cash flows for the period beginning January 1, 2003 and ending on such quarter end date, together with the comparable financial information for the corresponding period in the preceding fiscal year (collectively, the “Updated Interim Financial Statements”) as soon as practical and in any event within thirty (30) days after the date hereof or for any calendar quarter that ends after the date hereof and prior to the Closing Date within forty-five (45) days after the end of such calendar quarter. Prior to delivery by STC to Itron of such Updated Interim Financial Statements, STC shall use commercially reasonable efforts to cause PricewaterhouseCoopers to perform a SAS-100 review with respect to such Updated Interim Financial Statements. The Purchasers shall promptly reimburse STC for the fees, costs and expenses incurred in connection with delivering the Financial Statements in a form that complies with Regulation S-X, creating the Updated Interim Financial Statements and any SAS-100 review. Unless otherwise agreed, such Updated Interim Financial Statements shall present fairly, in accordance with GAAP, applied on the same basis as the Financial Statements attached as Schedule 3.4(a) hereto in all material respects, the combined financial position, results of operations and cash flows of the Business for the periods and dates covered thereby (subject to normal and recurring year end adjustments and the absence of notes) and will comply in all material respects with the requirements of Regulation S-X. STC shall use commercially reasonable efforts to cause PricewaterhouseCoopers to (i) provide the Purchasers, at the Purchasers’ expense, with all opinions and consents (including, without limitation, audit reports) with respect to the financial statements of the Business and/or members of the Seller Group, the Company and their Affiliates necessary for inclusion in any offering memoranda prepared in connection with any offering of securities pursuant to Rule 144A promulgated under the Securities Act, or for the completion of filings with the SEC under the Securities Act and the Securities Exchange Act until such time as such financial statements, opinions and consents are no longer required to be included in such filings by the Securities Act or the Securities Exchange Act and (ii) provide, at the Purchasers’ expense, any customary “comfort letters.”

5.24 Receivables. Holdings shall cause the Joint Venture and each member of the Non-U.S. Seller Group and STC shall, and shall cause each of its other Affiliates to, to the extent reasonably practical, settle all accounts payable by such Persons to the Company and New SLB Mexico so that all of the Company’s and New SLB Mexico’s receivables from STC’s Affiliates may be collected by the Company and New SLB Mexico on or prior to the Closing Date. Holdings shall and shall cause the Non-U.S. Seller Group to use reasonable best efforts to cooperate with the Purchasers to transfer any accounts payable to the Joint Venture or to the Non-U.S. Seller Group with respect to the Non-U.S. Business on or after the Closing Date to the bank accounts directed by the Purchaser and the Purchasers shall have the right to audit any such transfers. This cooperation shall include, but shall not be limited to, promptly transferring to Purchasers any amounts received by STC or its Affiliates in payment of any accounts receivable constituting part of the Transferred Assets, and cooperating in switching over to Purchasers any existing third-party payment mechanisms related to the Transferred Assets.

5.25 Payables to Affiliates. The Purchasers shall, and shall cause the Company, New SLB Mexico and the Joint Venture to, settle all accounts payable by the Company, New SLB Mexico or the Joint Venture to the Seller Group and all other Affiliates of STC so that all of such Person’s receivables from the Company, New SLB Mexico or the Joint Venture as of the Closing Date may be collected by such Person in the ordinary course of business after the Closing Date.

5.26 Covenanting Parties. Notwithstanding anything to the contrary contained in this Agreement, the covenants and agreements contained herein that are made by the Company are intended to be, and shall be deemed to have been, made by STC and the covenants and agreements contained herein that are made by the Joint Venture or any member of the Non-U.S.

Seller Group or relate to the Non-U.S. Business are intended to be, and shall be deemed to have been, made by Holdings to the extent such covenant or agreement relates to the Joint Venture or the Non-U.S. Business. Nothing in this Agreement is intended to be nor shall be construed in a manner that would indicate that (i) an entity organized in the United States is taking, or failing to take, any action or agreeing to take, or fail to take, any action on behalf of an entity organized outside of the United States nor that (ii) an entity organized outside of the United States is taking, or failing to take, any action or agreeing to take, or fail to take, any action on behalf of an entity organized inside of the United States.

5.27 Shutdown Costs. STC will reimburse the Company for shutdown costs directly incurred by the Company and paid to third parties in connection with the termination of the services provided to Atos under the Amendment and Termination of Manufacturing and Support Services Agreement.

5.28 [Intentionally Omitted]

5.29 French Employees. Holdings hereby agrees that Schlumberger France shall not, at any time after July 16, 2003 and prior to the Closing, (i) terminate the employment of the French Eligible Employees without cause or (ii) change any duties, titles, responsibilities, benefits, compensation, location or other material term of employment of the French Employees.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to Each Party’s Obligations to Closing. The respective obligations of each party hereto to effect the Transaction contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Body that prohibits, restrains, enjoins or restricts the consummation of the Transaction contemplated hereby; and

(b) any waiting period applicable to the Transaction contemplated hereby under the HSR Act, the Competition Act or the Investment Act shall have terminated or expired and any other governmental or regulatory notices, approvals or clearance required to have been given or obtained prior to the Closing Date with respect to the Transaction contemplated hereby under applicable laws shall have been either filed or received.

6.2 Conditions to the Obligations of the Company, the Joint Venture and the Seller Group. The obligation of the Company, the Joint Venture and the members of the Seller Group to effect the Transaction contemplated hereby is subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) The representations and warranties of the Purchasers contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct (except to the extent that any breaches thereof, whether individually or in the aggregate, would not have a material adverse effect on the Purchasers’ ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which they are parties) on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date).

(b) Each of the covenants and obligations of the Purchasers to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date.

(c) On the Closing Date, the Purchasers shall have delivered the following to the Seller Group:

(i) A copy of this Agreement and the Ancillary Agreements to which it is a party executed by each of the Purchasers;

(ii) The Purchase Price, in accordance with Section 2.2 hereof;

(iii) A duly executed Bill of Sale and Assumption Agreement and such other agreements as maybe required under applicable Laws with respect to the Transferred Assets to be acquired by the Purchasers hereunder;

(iv) An opinion or opinions of counsel to Purchasers, dated the Closing Date, addressed to the Seller Group, in substantially the form attached hereto as Exhibit C;

(v) A certificate of each of the Purchasers dated as of the Closing Date and signed by an officer or director of each such Purchaser, in substantially the form attached hereto as Exhibit D;

(vi) A certificate of good standing or the equivalent for each of the Purchasers issued as of a recent date by the Secretary of State or equivalent of the relevant jurisdiction of incorporation;

(vii) A duly executed Oconee Environmental Remediation Agreement; and

(viii) All other documents required by the terms of this Agreement to be delivered to the Seller Group on the Closing Date.

(d) On the Closing Date, Itron Canada shall be duly registered under the Québec Sales Tax Act.

6.3 Conditions to the Obligations of the Purchasers. The respective obligations of the Purchasers to effect the Transaction contemplated hereby are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) The representations of STC and Holdings contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct (except to the extent that any breaches thereof, whether individually or in the aggregate, would not have a Material Adverse Effect) on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except to the extent such representations specifically related to an earlier date, in which case such representations shall be true and correct as of such earlier date).

(b) Each of the covenants and obligations of STC or Holdings to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date.

(c) On the Closing Date, the Seller Group shall have delivered the following to the Purchasers:

(i) A stock certificate duly executed by an authorized officer of the Company representing the U.S. Stock purchased by Itron and a stock certificate duly executed by an authorized officer of the Joint Venture representing the Taiwan Stock purchased by Itron;

(ii) A certificate of good standing for the Company, executed by the Secretary of State of the State of Delaware;

(iii) Duly executed copies of the Amendment and Termination of Manufacturing and Support Services Agreement, the Amended and Restated Technology Transfer and License Agreement and the Supplemental Agreement;

(iv) A copy of this Agreement and the other Ancillary Agreements to which they are a party executed by the Company, the Joint Venture, the Non-U.S. Affiliates, and STC, as applicable;

(v) A duly executed Bill of Sale and Assumption Agreement and such other agreements as may be required under applicable Laws with respect to the Transferred Assets to be acquired by the Purchasers hereunder, including executed consents to assignment of the Assumed Contracts requiring such consents to assignment;

(vi) Opinions of counsel to STC and the Company dated the Closing Date, addressed to Itron, in substantially the form of Exhibit G hereto;

(vii) A certificate of each member of the Seller Group and the Company, dated as of the Closing Date and signed by an officer or director of each member of the Seller Group or the Company, as applicable, in substantially the form of Exhibit H hereto;

(viii) A Certificate of Non-Foreign Status duly executed by an authorized officer of the seller of the U.S. Stock; and

(ix) All other documents required by the terms of this Agreement to be delivered to the Purchasers on the Closing Date.

(d) The members of the Seller Group shall have entered into a Transition Services Agreement in the form of Exhibit E hereto. STC, on behalf of itself and its Affiliates, hereby acknowledges that, as of the Closing Date, the Contribution Agreement (x) shall be superceded by this Agreement and the Ancillary Agreements with respect to Itron’s and its Affiliates’ obligations vis-à-vis STC and its Affiliates set forth herein and therein and (y) shall not expand on such obligations in any manner.

(e) The Purchasers shall have received the proceeds of the financing described in Exhibit 4.4 on terms and conditions no less favorable than those described in Exhibit 4.4.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification. (a) Indemnification by STC and Holdings.

(i) STC shall indemnify, hold harmless and defend the Purchasers and each of their respective officers, directors, employees, shareholders, partners, and agents (the “Purchaser Indemnified Parties”) against any and all Damages incurred, directly or indirectly, by the Purchasers, the Company or New SLB Mexico arising out of or relating to:

(A) A breach of any representation or warranty made by STC and contained in Article III, excluding the representations and warranties contained in Section 3.6; or

(B) A breach of any covenant or agreement made by STC or the Company and contained in this Agreement.

(ii) Holdings shall indemnify, hold harmless and defend the Purchaser Indemnified Parties against any and all Damages incurred, directly or indirectly, by the Purchasers and 51% of any and all Damages incurred, directly or indirectly, by the Joint Venture, arising out of or relating to:

(A) A breach of any representation or warranty made by Holdings and contained in Article III, excluding the representations and warranties contained in Section 3.6;

(B) A breach of any covenant or agreement made by Holdings, the Non-U.S. Seller Group, BVI or the Joint Venture and contained in this Agreement;

(C) Any Excluded Liability;

(D) The Non-U.S. Seller Group’s failure to comply with the bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement; or

(E) The (i) treatment, storage, disposal or release prior to the Closing Date of Hazardous Substances on or at the Real Property leased by the Joint Venture or any other real property previously owned, leased, subleased or used by the Joint Venture and its predecessors in interest and Subsidiaries and (ii) generation or transportation of Hazardous Substances by the Joint Venture and its predecessors in interest prior to the Closing Date.

(iii) STC shall indemnify, hold harmless and defend Purchaser Indemnified Parties against any and all Damages incurred, directly or indirectly, by the Purchasers or the Company arising out of or relating to:

(A) The (i) treatment, storage, disposal or release prior to the Closing Date of Hazardous Substances on or at the Real Property owned or leased by the Company or any other real property previously owned, leased, subleased or used by the Company and its predecessors in interest and Subsidiaries, including, without limitation, the Oconee Environmental Remediation and (ii) generation or transportation of Hazardous Substances by the Company and its predecessors in interest prior to the Closing Date; or

(B) The Patent Litigation.

(b) Indemnification by the Purchasers. The Purchasers shall indemnify, hold harmless and defend STC and its Affiliates, including, without limitation, BVI, Holdings and the Non-U.S. Seller Group, and each of their respective officers, directors, employees, shareholders, partners, and agents (the “Seller Indemnified Parties”) against any and all Damages incurred, directly or indirectly, by the Seller Indemnified Parties arising out of or relating to:

(i) A breach of any representation or warranty made by the Purchasers and contained in this Agreement;

(ii) A breach of any covenant or agreement made by the Purchasers and contained in this Agreement;

(iii) Any Assumed Liability;

(iv) The employment or termination of employment of the Transferred Employees on or after the Closing Date, including, without limitation, severance costs and expenses and constructive dismissal claims;

(v) Any product manufactured, produced, distributed or processed by STC, the Company, Atos, the Non-U.S. Affiliates or any of their respective Affiliates relating to the Business, whether such product was manufactured, produced, distributed, processed or sold prior to, on or after the Closing Date, and whether or not such product is installed in a RTEMS project, provided, however, that (i) for avoidance of doubt, the Purchasers shall have no liability for any product manufactured, produced, or processed by Actaris, (ii) the Purchasers shall have no liability for Damages relating to RTEMS’ products produced, distributed, processed or sold prior to, on or after the Closing Date to the extent such Damages arose or arise solely from a defect in the design of such RTEMS’ product and such design defect is unrelated to any patent transferred or licensed to the Purchasers pursuant to this Agreement or the Amended and Restated Technology Transfer and License Agreement and (iii) the Purchasers’ liability for Damages relating to any RTEMS’ products produced, distributed, processed or sold prior to the Closing Date and which are determined to be defective (and such defect is not in the design) shall be limited to repair or replacement of the RTEMS’ product;

(vi) A breach of any representation, warranty or covenant with respect to WARN or similar Canadian federal or provincial Law referred to in Section 8.15;

(vii) The Offering Information, any offering memorandum or prospectus containing the Offering Information, the Offering, Itron’s filings under the Securities Act or the Securities Exchange Act, or the performance by the members of the Seller Group and their Affiliates of the obligations set forth in Sections 5.21, 5.22 or 5.23 of this Agreement, except to the extent such Damages were caused by the gross negligence or willful misconduct of any member of the Seller Group or their Affiliates, employees or representatives; or

(vii) Any other aspect of the Business, except with respect to any liability expressly retained by the Seller Group and subject to indemnification by STC or Holdings, including, without limitation, any Excluded Liability.

(c) Limitations on Liability.

(i) Purchaser Indemnified Parties.

(A) The Purchaser Indemnified Parties shall not be entitled to any recovery under Section 7.1(a)(i)(A) or (B), Section 7.1(a)(ii)(A) or (B) or Section 7.3 unless a claim for indemnification is made on or before the expiration of the time period for survival set forth in Section 8.8. Damages to the Purchaser Indemnified Parties will be (x) decreased by any insurance proceeds received by the Purchaser Indemnified Parties (after deduction of costs and expenses incurred in connection with recovery of such proceeds) with respect to such Damages and any net tax benefit realized, directly or indirectly, by the Purchaser Indemnified Parties arising from the incurrence of such Damages, and (y) increased by any net tax cost incurred, directly or indirectly, by the Purchaser Indemnified Parties arising from the receipt or accrual of payments under this Article VII (including any tax resulting from payments under this Section 7.1(c)(i)(A)). In computing the amount of any such net tax benefit or net tax cost, the Purchaser Indemnified Parties shall be treated as recognizing all other items of income, gain, loss, deduction or credit that arose prior to the incurrence of Damages (including, without limitation, any net operating loss, capital loss or tax credit carryovers) before recognizing any item arising from the incurrence of Damages or the receipt or accrual of any payment hereunder. Any Damages to the Purchaser Indemnified Parties shall initially be made without regard to this Section 7.1(c)(i)(A) and shall be decreased or increased to reflect any such net tax benefit or net tax cost (including gross-up) only after the Purchaser Indemnified Parties have actually realized such tax benefit or tax cost. The Purchaser Indemnified Parties shall be deemed to actually realize net tax benefits or net tax costs at the time at which the amount of taxes payable by the Purchaser Indemnified Parties is reduced below or increased above, as the case may be, the amount of taxes that the Purchaser Indemnified Parties would be required to pay (determined in accordance with this Section 7.1(c)(i)(A)) but for the incurrence of Damages or the receipt or accrual of payment or payments hereunder, in each case at the highest marginal federal income tax rate in effect for such year, and at the average state income tax rate applicable to the Purchaser Indemnified Parties for such year, taking into account, if applicable, the deductibility of state income taxes for federal income tax purposes. The Purchasers hereby waive on behalf of themselves and the other Purchaser Indemnified Parties, to the extent permitted under their applicable insurance policies, any subrogation rights that their insurers may have with respect to any indemnified Damages.

(B) Except for claims for Damages relating to breaches of the representations and warranties contained in Section 3.11(d) and Section 3.11(1), the Purchaser Indemnified Parties shall not be entitled to recover any amount under Section 7. 1(a)(i)(A) or Section 7.1(a)(ii)(A) of this Agreement or under Section 4 of the Supplemental Agreement unless and until the aggregate amount of all claims made pursuant to such sections exceeds $2,000,000.00 (the “Basket”), in which event the entire amount in respect of such claims will be payable.

(C) Except for claims for Damages relating to breaches of the representations and warranties contained in Section 3.1, 3.2 or 3.3(a), the Purchaser Indemnified Parties shall not be entitled to recover an amount in excess of $30,000,000.00 (the “Cap”) in the aggregate for all claims made pursuant to Section 7.1(a)(i)(A) and Section 7.1(a)(ii)(A) of this Agreement and Section 4 of the Supplemental Agreement.

(ii) Seller Indemnified Parties.

(A) The Seller Indemnified Parties shall not be entitled to any recovery under Section 7.1(b)(i) or (ii) unless a claim for indemnification is made on or before the expiration of the time period for survival set forth in Section 8.8. Damages to the Seller Indemnified Parties will be decreased by any insurance proceeds received by the Seller Indemnified Parties (after deduction of costs and expenses incurred in connection with recovery of such proceeds) with respect to such Damages and any net tax benefit realized, directly or indirectly, by the Seller Indemnified Parties arising from the incurrence of such Damages, and (y) increased by any net tax cost incurred, directly or indirectly, by the Seller Indemnified Parties arising from the receipt or accrual of payments under this Article VII (including any tax resulting from payments under this Section 7.1(c)(ii)(A)). In computing the amount of any such net tax benefit or net tax cost, the Seller Indemnified Parties shall be treated as recognizing all other items of income, gain, loss, deduction or credit that arose prior to the incurrence of Damages (including, without limitation, any net operating loss, capital loss or tax credit carryovers) before recognizing any item arising from the incurrence of Damages or the receipt or accrual of any payment hereunder. Any Damages to the Seller Indemnified Parties shall initially be made without regard to this Section 7.1(c)(ii)(A) and shall be decreased or increased to reflect any such net tax benefit or net tax cost (including gross-up) only after the Seller Indemnified Parties have actually realized such tax benefit or tax cost. The Seller Indemnified Parties shall be deemed to actually realize net tax benefits or net tax costs at the time at which the amount of taxes payable by the Seller Indemnified Parties is reduced below or increased above, as the case may be, the amount of taxes that the Seller Indemnified Parties would be required to pay (determined in accordance with this Section 7.1(c)(ii)(A)) but for the incurrence of Damages or the receipt or accrual of payment or payments hereunder, in each case at the highest marginal federal income tax rate in effect for such year, and at the average state income tax rate applicable to the Seller Indemnified Parties for such year, taking into account, if applicable, the deductibility of state income taxes for federal income tax purposes. STC hereby waives on behalf of itself and the other Seller Indemnified Parties, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnified Damages.

(B) The Seller Indemnified Parties shall not be entitled to recover any amount under Section 7.1(b)(i) unless and until the aggregate amount of all claims made pursuant to such sections exceeds $2,000,000.00, in which event the entire amount in respect of such claims will be payable.

(C) Except for claims of breach of the representations and warranties in Section 4.1 and 4.2(a), the Seller Indemnified Parties shall not be entitled to recover an amount in excess of $25,000,000.00 in the aggregate for all claims made pursuant to Section 7.1(b)(i).

(iii) Scope of Liability. Nothing under this Section 7.1(c) shall limit any claim for indemnification for any award or judgment (whether by arbitration, mediation or litigation) against any Indemnified Party resulting from Third Party Claims against such Indemnified Party for special, indirect, incidental, punitive or consequential damages. Notwithstanding the foregoing, recovery for Direct Claims shall in no event include any special, indirect, incidental, punitive or consequential damages whatsoever.

7.2 Procedure. (a) Direct Claims. Any claim by the Seller Indemnified Parties or the Purchaser Indemnified Parties (any Seller Indemnified Party or Purchaser Indemnified Party an “Indemnified Party”) for indemnification under Section 7.1 or Section 7.3 that is not a Third Party Claim (a “Direct Claim”) may be asserted by giving the Indemnitor notice in reasonable detail of the facts giving rise to such Direct Claim and shall include the amount or method of computation of the Direct Claim and a reference to the provision of this Agreement upon which such claim is based. Any dispute between an Indemnified Party and its applicable Indemnitor shall be governed by Section 8.5 hereof.

(b) Third Party Claims. (i) Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding by a third party (a “Third Party Claim”) with respect to any matter for which indemnification is permitted pursuant to Section 7.1 or

Section 7.3, the Indemnified Party will give timely notice thereof to the Indemnitor setting forth such claim in reasonable detail, provided, however, that the failure of the Indemnified Party to notify the Indemnitor will not relieve the Indemnitor of its obligations hereunder, except to the extent that the Indemnitor demonstrates that the defense of such Third Party Claim has been actually and materially prejudiced by the Indemnified Party’s failure to give such timely notice.

(ii) If a Third Party Claim is brought against an Indemnified Party and such Indemnified Party gives notice to the Indemnitor of the commencement of such Third Party Claim, the Indemnitor shall have twenty days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and its expense, the settlement or defense thereof, and the Indemnified Party shall reasonably cooperate with it in connection therewith; provided, that (i) the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party and paid at its own expense; provided, further, that if, in the opinion of counsel for such Indemnified Party, there is a reasonable likelihood of a conflict of interest between the Indemnitor and the Indemnified Party, the Indemnitor shall be responsible for reasonable fees and expenses of one such counsel in connection with the Indemnified Party’s defense and (ii) the Indemnitor shall not pay or settle any claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. If the Indemnitor does not notify the Indemnified Party within ten (10) days after receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to (A) undertake, at Indemnitor’s cost, risk and expense, the defense, compromise or settlement of the claim, but shall not thereby waive any right to indemnity therefore pursuant to this Agreement or (B) seek an immediate declaration of the Indemnified Party’s right to indemnification under Section 7.1 or Section 7.3, as applicable, and if the Indemnified Party is successful in obtaining such declaration the Indemnitor shall reimburse such Indemnified Party for the costs, fees and expenses (including reasonable attorney’s fees), incurred in obtaining such declaration.

(iii) The Indemnified Party and the Indemnitor agree to provide each other with reasonable access during regular business hours to the properties, books and records, employees and representatives of the other, as reasonably necessary in connection with the preparation for an existing or anticipated Third Party Claim and its obligations with respect thereto pursuant to this Article VII.

(iv) The Indemnitor will pay the Indemnified Party promptly, and in any event within fifteen (15) days after the earlier of (with respect to the claim as to which the indemnity relates): (i) the entry of an appealable judgment against the Indemnified Party and the expiration of the applicable appeal period; (ii) the entry of a non-appealable judgment or final appellate decision against the Indemnified Party; or (iii) the execution of a settlement agreement.

(c) Notwithstanding the foregoing, the provisions of Section 5.11 shall apply to Tax Contests to the extent inconsistent with the provisions of this Section 7.2.

7.3 Tax Indemnity. (a) STC shall indemnify, hold harmless and defend the Purchaser Indemnified Parties from and against any and all Damages incurred, directly or indirectly, by the Purchasers, the Company or New SLB Mexico arising out of or relating to:

(i) A breach of any representation or warranty made by STC in Section 3.6 of this Agreement; or

(ii) Any Taxes (including any Taxes arising out of the Section 338(h)(10) Elections, but excluding any Taxes reflected on the Adjusted Balance Sheet pursuant to paragraph 3(g) of Exhibit 2.5) imposed on the Company (or any predecessor thereof) or New SLB Mexico, or for which the Company (or any predecessor thereof) or New SLB Mexico may be liable, for taxable periods (or portions thereof) ending before the Closing Date.

(b) Holdings shall indemnify, hold harmless and defend the Purchaser Indemnified Parties from and against any and all Damages incurred, directly or indirectly, by the Purchasers and 51% of any and all Damages incurred, directly or indirectly, by the Joint Venture arising out of or relating to:

(i) A breach of any representation or warranty made by Holdings in Section 3.6 of this Agreement;

(ii) Any Taxes (excluding any Taxes reflected on the Adjusted Balance Sheet pursuant to paragraph 3(g) of Exhibit 2.5) imposed on the Joint Venture (or any predecessor thereof), or for which the Joint Venture (or any predecessor thereof) may be liable, for taxable periods (or portions thereof) ending before the Closing Date; or

(iii) Any Taxes (excluding any Taxes reflected on the Adjusted Balance Sheet pursuant to paragraph 3(g) of Exhibit 2.5) of the Non-U.S. Seller Group or any Taxes levied with respect to the ownership, use or operation of the Transferred Assets prior to the Closing Date.

(c) The Purchaser Indemnified Parties shall not be entitled to recover any amount under this Section 7.3 unless or until (i) the aggregate of all unpaid claims under this Section 7.3 equals or exceeds $50,000 or (ii) six months have elapsed after the later of (x) the Closing Date and (y) the date of the most recent payment of a claim under this Section 7.3.

7.4 Mitigation; Exclusivity of Remedy. (a) Prior to the assertion of any claims for indemnification under this Article VII with respect to any breach of a representation or warranty, a party seeking indemnification shall utilize all commercially reasonable efforts, consistent with normal practices and policies and good commercial practice, to mitigate any Damages.

(b) The remedies in this Article VII shall be the exclusive remedies of the parties with respect to all disputes, controversies or claims arising out of or relating to this Agreement or a breach hereof, except for the remedies of specific performance, injunction and other equitable relief as specifically set forth in this Agreement in connection with the failure of any party to perform its agreements and covenants hereunder.

7.5 Multiple Breaches From Same Facts. For the avoidance of doubt, it is agreed that if, on account of the same facts or circumstances, (i) a party is entitled to indemnification under one or more of the provisions of this Article VII and/or (ii) there is a breach of more than one representation, warranty or covenant, such facts or circumstances shall give rise to indemnification as provided by this Article VII, but shall not give rise to indemnification more than once on account thereof.

7.6 Other Limitations on Liability. Notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that if to the Knowledge of the Purchasers on or prior to the Closing Date any inaccuracy exists with respect to any representation or warranty of STC or Holdings contained in this Agreement or breach exists in any covenant contained in this Agreement, the Purchaser Indemnified Parties shall be deemed to have waived and released any claim for Damages related thereto and the Purchaser Indemnified Parties, their successors, assigns and Affiliates shall not be entitled to assert any such claim hereunder.

7.7 Purchase Price Adjustments. The Purchasers and the Seller Group shall treat any amounts payable under this Article VII as an adjustment to the Purchase Price in addition to any adjustment pursuant to Section 2.5.

7.8 New SLB Mexico Indemnification. Notwithstanding anything contained herein to the contrary, neither STC, Holdings nor any of their Affiliates shall indemnify or have any obligation to indemnify any Purchaser Indemnified Party for any Damages incurred by the Purchaser Indemnified Parties, directly or indirectly, relating to the formation, ownership or operation of New SLB Mexico by any Purchaser Indemnified Parties prior to June 4, 2004.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Termination. (a) This Agreement may be terminated at any time prior to the Closing Date:

(i) by mutual written consent of Itron (acting on behalf of itself and the other Purchasers) and STC (acting on behalf of itself and the Company) and Holdings (acting on behalf of itself and the Non-U.S. Seller Group);

(ii) by Itron (acting on behalf of itself and the other Purchasers) or the Seller (acting on behalf of itself and the Company) and Holdings (acting on behalf of itself and the Non-U.S. Seller Group), if (A) any court of competent jurisdiction in the United States or other United States Governmental Body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order, decree, ruling or other action is or shall have become final and nonappealable or (B) the transactions contemplated hereby have not been consummated by July 14, 2004 (the “Deadline Date” or the “Extended Deadline Date”); provided, that no party may terminate this Agreement pursuant to this clause (B) if such party’s failure to fulfill any of its obligations under this Agreement shall have been the reason that the Closing Date shall not have occurred on or before said date;

(iii) by STC (acting on behalf of itself and the Company) and Holdings (acting on behalf of itself and the Non-U.S. Seller Group), if: (A) there shall have been a material breach of any representation or warranty on the part of the Purchasers set forth in this Agreement or if any representation or warranty of the Purchasers shall have become untrue, in either case such that the conditions set forth in Section 6.2 would be incapable of being satisfied by Deadline Date or (B) there shall have been a material breach by the Purchasers of any of their covenants or agreements hereunder, and the Purchasers have not cured such breach within twenty (20) Business Days after notice by any member of the Seller Group thereof; provided that no member of the Seller Group has breached any of its material obligations hereunder; or

(iv) by Itron (acting on behalf of itself and the other Purchasers) if (A) there shall have been a material breach of any representation or warranty on the part of the Seller Group set forth in this Agreement or if any representation or warranty of STC or Holdings shall have become untrue in either case such that the conditions set forth in Section 6.3 would be incapable of being satisfied by the Deadline Date or (B) there shall have been a breach by STC or Holdings of its covenants or agreements hereunder, and STC or Holdings, as applicable, has not cured such breach within twenty (20) Business Days after notice by the Purchaser thereof; provided, that the Purchasers have not breached any of their material obligations hereunder. Notwithstanding the foregoing, the conditions of the Purchasers to consummate the Closing contained in Section 6.3 shall be deemed satisfied if STC or Holdings delivers to Itron (on behalf of itself and the other Purchasers) a certificate dated the Closing Date and signed by an authorized officer of STC or Holdings, as applicable, setting forth any failure of any condition contained in Section 6.2 and undertaking to indemnify the Purchasers with respect to any and all damage, loss, liability and reasonable expense (“Condition Losses”); provided however, that the exception set forth in this Section 8.1(a)(iv) shall apply only in the case where (A) the failure of the applicable condition results in Condition Losses which are capable of being adequately recompensed by the payment of money and (B) the amount of any such Condition Losses, in the aggregate, does not exceed an amount equal to $5,000,000. In the absence of fraud or willful misconduct on the part of any member of the Seller Group or Holdings, or any of their respective officers, directors, employees or agents in connection with the negotiation, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, the remedy contained in this Section 8.1(a)(iv) shall constitute the sole and exclusive remedy of the Purchasers with respect to any failure of the conditions to the obligations of the Purchasers to consummate the Closing contained in Section 6.3 to be satisfied as of the Closing Date and, without limitation, the Purchasers shall have no right to indemnification pursuant to Article VIII for any Condition Losses incurred as a result of such breach or failure; provided, that Itron has consented to the payment of such Condition Loss and the amount of money offered by STC therefor, which consent shall not be unreasonably withheld or delayed, and STC has paid such amount to Itron.

(b) In the event of the termination and abandonment of this Agreement pursuant to Section 8.1(a), this Agreement shall forthwith become void and have no effect (except that the Confidentiality Agreement shall remain in full force and effect) without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders.

Nothing contained in this Section 8.1(b) shall relieve any party from liability for any breach of this Agreement.

8.2 Notices. All notices, requests, claims, demands and other communications given shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile if followed up in a writing as provided under this Section 8.2, by registered or certified mail (postage paid, return receipt requested), or by a nationally recognized overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to the Purchasers or the Company following the Closing Date:

ITRON, INC.

2818 North Sullivan Road

Spokane, WA 99216

Attention: David G. Remington, VP and CFO

Telecopy: (509) 891-3334

with a copy to:

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101

Attention: Andrew Bor

Telecopy: (206) 583-8500

(b)	if to STC (or the Company on or prior to the Closing Date):

SCHLUMBERGER TECHNOLOGY CORPORATION

c/o Schlumberger Limited

153 East 53rd Street

57th Floor

New York, NY 10022-4624

Attn: General Counsel

Telecopy: (212) 350-9401

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Barbara L. Becker, Esq.

Telecopy: (212) 351-4035

(c)	if to Holdings, the Joint Venture or the Non-U.S. Seller Group:

SCHLUMBERGER B.V.

Parkstraat 83-89

2514 JG The Hague

The Netherlands

Attn: President

 Contact Attorney

with a copy to:

Gibson, Dunn & Crutcher LLP

166 rue du faubourg Saint-Honoré

7800 Paris

France

Attention: Frederique Sauvage

Telecopy: 33 1 56 43 1300

8.3 Validity. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby; provided such invalidity or unenforceability does not materially and adversely affect the rights or benefits of either party under this Agreement and to such end the provisions of this Agreement are severable.

8.4 Execution in Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to each of the Company, STC, BVI, each member of the Non-U.S. Seller Group and the Purchasers. Facsimile signatures shall be treated as originals to the extent the sender can show that such facsimile was actually transmitted.

8.5 Governing Law; Waiver of Trial by Jury. THIS AGREEMENT, AND ALL DISPUTES, CONTROVERSIES OR CLAIMS (COLLECTIVELY, “CLAIMS”) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR A BREACH HEREOF, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCLUDING ITS CONFLICTS OF LAWS PROVISIONS. NO CLAIM MAY BE COMMENCED, PROSECUTED OR CONTINUED IN ANY COURT OTHER THAN THE STATE OR FEDERAL COURTS IN THE UNITED STATES OF AMERICA. EACH OF THE PARTIES HERETO WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY CLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE).

8.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever.

8.7 Expenses. Each of the parties hereto will bear all legal, accounting, investment banking and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

8.8 No Implied Representation; Survival. Notwithstanding anything contained in this Agreement to the contrary, it is the explicit intent of each party hereto that the Company, STC, Holdings, the Non-U.S. Seller Group and the Purchasers are making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement. The representations and warranties contained in Article III and the covenants contained in Article VI that by their terms contemplate performance after the Closing Date shall survive until the date that is 12 months after the Closing Date; provided, however, that the representations and warranties contained in Section 3.6 and Section 3.11 and the covenant in Section 7.3 shall survive until the expiration of the applicable statute of limitations plus ninety (90) days. The other covenants and agreements contained in this Agreement that contemplate performance after the Closing, including the other covenants contained in Articles V and VII, shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

8.9 Titles and Headings. Titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

8.10 Schedules and Exhibits. The schedules and exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. To the extent any information required to be furnished in any section of the Schedule is contained in this Agreement or disclosed in any section of the Schedule, such information shall be deemed to be included in all sections of the Schedule in which the information is required to be included to the extent that such disclosure is reasonably apparent on its face. The inclusion of any information in any section of the Schedule shall not be deemed to be an admission or acknowledgment by the Seller Group or Holdings, in and of itself, that such information is required by the terms hereof to be disclosed or is material to or outside the ordinary course of the business of the Seller Group.

8.11 Assignment. This Agreement (including the exhibits and schedules), the Ancillary Agreements and the Confidentiality Agreement shall not be assigned by operation of law or otherwise, except by written consent of all of the parties hereto.

8.12 Entire Agreement; Amendments; Extension; Waiver. This Agreement, including the schedules and exhibits, and the Ancillary Agreements contain the entire understanding of the parties hereto with regard to the subject matter contained herein and therein and supersede all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and thereof. If any conflict exists between the terms of this Agreement and the terms of any Ancillary Agreement (other than the Supplemental Agreement), the terms of this Agreement shall govern and control. The parties hereto, namely, the Company, STC, Schlumberger Canada, Schlumberger France, BVI, Holdings, Itron, Itron Canada and Itron France, by mutual agreement in writing, may amend, modify and supplement this Agreement. Any purported amendment that does not comply with the foregoing shall be null and void.

8.13 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part for the consummation of the transactions contemplated hereby and the failure to perform the covenants contained in Article V, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the other party’s right to seek the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

8.14 Bulk Transfer Laws. The Purchasers acknowledge and agree that the Non-U.S. Affiliates will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

8.15 WARN Act. The Purchasers represent and warrant to the Seller Group that the Purchasers will continue to operate the Business for the period immediately following the Closing Date and the Purchasers shall be solely liable for any and all Liabilities arising under the WARN Act and applicable Canadian federal and provincial Laws with respect to the consummation of the transactions contemplated by this Agreement. The Purchasers shall comply with all requirements of the WARN Act and applicable Canadian federal and provincial Laws in connection with any discharge or lay off of employees of the Business employed in the Business effected after the Closing Date.

8.16 Amendment. From and after the date hereof, any reference to the Original Purchase Agreement shall be deemed to mean this Agreement or the Original Purchase Agreement, as amended and restated in its entirety hereby and any reference to the disclosure schedules attached to the Original Purchase Agreement shall be deemed to mean the Disclosure Schedules as defined herein and attached hereto.

(signatures on next page)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

THE COMPANY

SCHLUMBERGER ELECTRICITY, INC., a
Delaware corporation

By:	/s/ Malcolm Unsworth
Name:	Malcolm Unsworth
Title:	President

STC

SCHLUMBERGER TECHNOLOGY
CORPORATION, a Texas corporation

By:	/s/ Jurren Schoonbeek
Name:	Jurren Schoonbeek
Title:	Attorney-In-Fact

THE NON-U.S. SELLER GROUP

SCHLUMBERGER CANADA LIMITED, an
Ontario corporation

By:	/s/ Murray Atchison
Name:	Murray Atchison
Title:	Vice President

AXALTO S.A., a French corporation

By:	/s/ Patrick P. Mouchart
Name:	Patrick P. Mouchart
Title:	Managing Director

1

BVI

BVI HOLDINGS LIMITED, a British Virgin
Islands company

By:	/s/ Clive P. Eckersley
Name:	Clive P. Eckersley
Title:	Vice President

HOLDINGS

SCHLUMBERGER B.V., a Netherlands
company

By:	/s/ Abraham Rutger Verburg
Name:	Abraham Rutger Verburg
Title:	Director

SCHLUMBERGER DISTRIBUCION S.A. de C.V.

SCHLUMBERGER Distribucion S.A. de C.V.,
a Mexican company

By:	/s/ Alberto Calderon Quezada
Name:	Alberto Calderon Quezada
Title:	Attorney-In-Fact

SCHLUMBERGER SERVICIOS S.A. de C.V.

SCHLUMBERGER Servicios S.A. de C.V., a
Mexican company

By:	/s/ Alberto Calderon Quezada
Name:	Alberto Calderon Quezada
Title:	Attorney-In-Fact

2

THE PURCHASERS

ITRON, INC., a Washington corporation

By:	/s/ David G. Remington
Name:	David G. Remington
Title:	VP & CFO

ITRON CANADA, INC., a Canadian corporation

By:	/s/ David G. Remington
Name:	David G. Remington
Title:	VP & CFO

ITRON FRANCE, a French corporation

By:	/s/ David G. Remington
Name:	David G. Remington
Title:	VP & CFO

3